UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C/A

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☑ Form C/A: Amendment to Offering Statement
    ☑Check box if Amendment is material and investors must reconfirm within five business days. *This Amendment is filed to make the following material change: Extension of Offering Deadline*
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer:

Uncooked LLC

Legal status of Issuer:

    Form:

    Limited Liability Company

    Jurisdiction of Incorporation/Organization:

    Illinois

    Date of Organization:

    July 15, 2019

Physical Address of Issuer:

210 North Carpenter Street, Chicago, IL 60607

Website of Issuer:

https://www.eatuncooked.com

Is there a co-issuer? ___ yes _X_ no.

Name of Intermediary through which the Offering will be Conducted:

OpenDeal Portal LLC dba Republic

CIK Number of Intermediary:

0001751525

SEC File Number of Intermediary:

007-00167

CRD Number of Intermediary:

283874

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

At the conclusion of the offering, the issuer shall pay a fee of six percent (6%) of the amount raised in the offering to the Intermediary.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

The Intermediary will also receive compensation in the form of securities equal to two percent (2%) of the total number of the securities sold in the offering.

Type of Security Offered:

Crowd SAFE (Simple Agreement for Future Equity)

Target Number of Securities to be Offered:

25,000

Price (or Method for Determining Price):

$1.00

Target Offering Amount:

$25,000

Oversubscriptions Accepted:
☑ Yes
☐ No

Oversubscriptions will be Allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: At the Intermediary's discretion

Maximum offering amount (if different from Target Offering Amount):

$1,070,000

Deadline to reach the Target Offering Amount:

April 7, 2023

If the sum of the investment commitments does not equal or exceed the target offering amount at the deadline to reach the target offering amount, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current Number of Employees:

	Most recent fiscal year-end (2021)	Prior fiscal year-end (2020)
Total Assets	$606,344	$587,053
Cash & Cash Equivalents	$123,338	$79,311
Accounts Receivable	$2,650	$700
Short-term Debt	$41,829	$45,620
Long-term Debt	$914,000	$839,000
Revenues/Sales	$705,365	$185,057
Cost of Goods Sold*	$251,546	$76,132
Taxes Paid	$0	$0
Net Income	-$27,160 – net loss	-$231,023 – net loss

*Cost of Revenues

The jurisdictions in which the issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

September 9, 2022

Uncooked LLC



Up to $1,070,000 of Crowd SAFE (Simple Agreement for Future Equity)

Uncooked LLC ("**Uncooked**", the "**Company**," "**we**," "**us**", or "**our**"), is offering a minimum amount of $25,000 (the "**Target Offering Amount**") and up to a maximum amount of $1,070,000 (the "**Maximum Offering Amount**") of Crowd SAFE (Simple Agreement for Future Equity) (the "**Securities**") on a best efforts basis as described in this Form C/A (this **"Offering**"). We must raise an amount equal to or greater than the Target Offering Amount by April 7, 2023 (the "**Offering Deadline**"). Unless we receive investment commitments, which are fully paid for and meet all other requirements set by this Offering, in an amount not less than the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled, and all committed funds will be returned.

Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**". The rights and obligations of Investors with respect to the Securities are set forth below in the section titled "*The Offering and the Securities—The Securities*". In order to purchase the Securities, you must complete the purchase process through our intermediary, OpenDeal Portal LLC dba Republic (the "**Intermediary**"). All committed funds will be held in escrow with by a qualified third party or escrow agent (the "**Escrow Agent**") until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary.

Investment commitments may be accepted or rejected by us, in our sole and absolute discretion. We have the right to cancel or rescind our offer to sell the Securities at any time and for any reason. The Intermediary has the ability to reject any investment commitment and may cancel or rescind our offer to sell the Securities at any time for any reason.

	Price to Investors	Service Fees and Commissions (1)(2)	Net Proceeds
Minimum Individual Purchase Amount (3)	$150	$9.00	$141.00
Maximum Individual Purchase Amount (3)(4)	$100,000	$6,000	$94,000
Target Offering Amount	$25,000	$1,500	$23,500
Maximum Offering Amount	$1,070,000	$64,200	$1,005,800

(1)   This excludes fees to Company's advisors, such as attorneys and accountants.
(2)   In addition to the six percent (6%) fee shown here, the Intermediary will also receive a securities commission equal to two percent (2%) of the Securities sold in this Offering.
(3)   The Company reserves the right to amend the Minimum Individual Purchase Amount and Maximum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts and Maximum Individual Purchase Amounts to Investors participating in such programs without notice.
(4)   Subject to any other investment amount limitations applicable to the Investor under Regulation CF.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the Company and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN OUR COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN OUR COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C/A TITLED "*RISK FACTORS*" BEGINNING ON PAGE 2.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. YOU SHOULD BE AWARE THAT YOU WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

YOU ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C/A AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE COMPANY, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.


SPECIAL NOTICE TO FOREIGN INVESTORS


IF YOU LIVE OUTSIDE THE UNITED STATES, IT IS YOUR RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. WE RESERVE THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

NOTICE REGARDING THE ESCROW AGENT

THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**Securities Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of the Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Bad Actor Disclosure

The Company is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

Ongoing Reporting

Following the first sale of the Securities, the Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at https://www.eatuncooked.com.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with applicable state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

Updates

Updates on the status of this Offering may be found at: https://www.republic.co/uncooked

The date of this Form C/A is September 9, 2022.

TABLE OF CONTENTS

ABOUT THIS FORM C/A

You should rely only on the information contained in this Form C/A. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C/A, and no source other than the Intermediary has been authorized to host this Form C/A and the Offering. If anyone provides you with different or inconsistent information, you should not rely on it. We are not offering to sell, nor seeking offers to buy, the Securities in any jurisdiction where such offers and sales are not permitted. The information contained in this Form C/A and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C/A or the time of issuance or sale of any Securities.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. Prior to the consummation of the purchase and sale of the Securities, the Company will afford prospective Investors an opportunity to ask questions of, and receive answers from, the Company and its management concerning the terms and conditions of this Offering and the Company.

In making an investment decision, you must rely on your own examination of the Company and the terms of the Offering, including the merits and risks involved. The statements of the Company contained herein are based on information believed to be reliable; however, no warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C/A. For example, our business, financial condition, results of operations, and prospects may have changed since the date of this Form C/A. The Company does not expect to update or otherwise revise this Form C/A or any other materials supplied herewith.

This Form C/A is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C/A and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C/A are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C/A and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C/A, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C/A or any documents incorporated by reference herein is accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C/A or to conform these statements to actual results or to changes in our expectations.

SUMMARY

The following summary highlights information contained elsewhere or incorporated by reference in this Form C/A. This summary may not contain all of the information that may be important to you. You should read this entire Form C/A carefully, including the matters discussed under the section titled "Risk Factors."

The Company

Uncooked LLC is a grab and go restaurant offering uncooked, plant-based food made from whole ingredients, formed in Illinois as a limited liability company on July 15, 2019.

The Company is located at 210 North Carpenter Street, Chicago, IL 60607.

The Company's website is https://www.eatuncooked.com.

The Company conducts business in the state of Illinois.

A description of our products, services and business plan can be found on the Company's profile page on the Intermediary's website under https://republic.co/uncooked (the "Deal Page") and the version published as of the date of this Form C/A is attached as <u>Exhibit B</u>. The Deal Page can be used by prospective Investors to ask the Company questions and for the Company to post immaterial updates to this Form C/A as well as make general announcements. You should view <u>Exhibit B</u> as well as the Deal Page at the time you consider making an investment commitment.

The Offering

Minimum Amount of the Securities Offered	25,000
Total Amount of the Securities Outstanding after Offering (if Target Offering Amount met)	25,000*
Maximum Amount of the Securities Offered	1,070,000
Total Amount of the Securities Outstanding after Offering (if Maximum Offering Amount met)	1,070,000*
Price Per Security	$1.00
Minimum Individual Purchase Amount	$150 +
Maximum Individual Purchase Amount	$100,000
Offering Deadline	April 7, 2023
Use of Proceeds	See the description of the use of proceeds on page 14 hereof.
Voting Rights	See the description of the voting rights on page 26.

*The total number of the Securities outstanding after the Offering is subject to increase in an amount equal to the Intermediary's fee of two percent (2%) of the Securities issued in this Offering.

+ The Company reserves the right to amend the Minimum Individual Purchase Amount and Maximum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts and Maximum Individual Purchase Amounts to Investors participating in such programs without notice.

RISK FACTORS

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C/A. In addition to the risks specified below, the Company is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase and we are just beginning to implement our business plan. As a result, the revenue and income potential of our business is unproven, and there can be no assurance that we will ever operate profitably. In addition, because of our limited operating history, we have limited insight into trends that may emerge and affect our business. Errors may be made in predicting and reacting to relevant business trends and we will be subject to the risks, uncertainties and difficulties frequently encountered by early-stage companies in evolving markets. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early-stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

The COVID-19 pandemic has significantly impacted worldwide economic conditions and could have a material adverse effect on our business and financial results.

Our business and financial results may be negatively impacted by the 2019 coronavirus (COVID-19) pandemic, which could cause significant volatility in customer demand for our products, changes in consumer behavior and preference, disruptions in our supply chain operations, disruptions to our business expansion plans, limitations on our employees' ability to work and travel, significant changes in the economic conditions in markets in which we operate and related currency and commodity volatility, and pressure on our liquidity. During 2021, we began to experience more incidents of supply chain disruptions that we believe are related to the continuing impact of COVID-19 pandemic, including reduced labor productivity due to higher-than-normal labor turnover and increased health related absenteeism, and raw material and packaging supply and transportation challenges that impacted the efficiency of our operations and our ability to fulfill customer orders for our products. In addition, we also experienced increased volatility in customer order patterns for certain products that may be related to market supply and demand disruptions caused by the global pandemic, as well as some delays in our customers' ability to pick up orders due to transport shortages. It is possible that due to continuing effects of the pandemic, including the emergence of new variants, we could continue to experience higher than normal employee absences that cause further interruptions in our operations, and we may not be exempt from future government closure orders depending on the specific circumstances. Despite our efforts to manage these impacts, they also depend on factors beyond our knowledge or control, including the duration and severity of the COVID-19 pandemic, actions taken by various government institutions and agencies to contain its spread and mitigate its public health effects, and the availability of vaccines and their effectiveness against new variants of the virus. As a result, we cannot reasonably estimate the impact of the COVID-19 pandemic on our business and financial results, but the impact could be material and last for an extended period.

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide components and services for our products.

We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or ingredients for our products, or from whom we acquire such items, do not provide components or ingredients which meet required specifications and perform to our and our customers' expectations. Our suppliers may be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Our products may utilize custom components and ingredients available from only one source. Continued availability of those components and ingredients at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components and ingredients instead of components and ingredients customized to meet our requirements. The supply of components and ingredients for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

We rely on various intellectual property rights, including trademarks, in order to operate our business.

The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the food and hospitality field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Company's success depends on the experience and skill of its Manager and key employees.

We are dependent on our Manager, Jeremy Jones, and key employees. These persons may not devote their full time and attention to the matters of the Company. The loss of our Manager and key employees could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

Product liability suits, recalls and threatened market withdrawals, could have a material adverse effect on our business.

Many of our products are susceptible to harmful bacteria, and the sale of food products for human consumption involves the risk of injury or illness to consumers. Such injuries may result from inadvertent mislabeling, tampering by unauthorized third parties, faulty packaging materials, product contamination, or spoilage. Under certain circumstances, our customers or we may be required to recall or withdraw products, which may lead to a material and adverse effect on our business, financial condition or results of operations. Our customers may also voluntarily recall or withdraw a product we manufactured or packaged, even without consulting us, which could increase our potential liability and costs and result in lost sales. A product recall or withdrawal could result in significant losses due to the costs of the recall, the destruction of product inventory, and lost sales due to the unavailability of products for a period of time. In addition, a recall or withdrawal may cause us to lose future revenues from, or relationships with, one or more material customers, and the impact of the recall or withdrawal could affect our customers' willingness to continue to purchase related or unrelated products from us or could otherwise hinder our ability to grow our business with those customers. We could also be forced to temporarily close one or more production facilities.

Even if a situation does not necessitate a recall or withdrawal, product liability claims might be asserted against us. If a product recall or withdrawal were to lead to a decline in sales of a similar or related product sold by a third party, that party could also initiate litigation against us. While we are subject to governmental inspection and regulations and believe our facilities and those of our co-packers comply in all material respects with all applicable laws and regulations, if the consumption of any of our products causes, or is alleged to have caused, a health-related illness in the future, we may become subject to claims or lawsuits relating to such matters. Even if a product liability claim is unsuccessful or is not fully pursued, the negative publicity surrounding any assertion that our products caused illness or physical harm could adversely affect our reputation with existing and potential customers and consumers, as well as our company and brand image.

Moreover, future claims or liabilities of this sort might not be covered by our insurance or by any rights of indemnity or contribution that we may have against others. Further, we may incur claims or liabilities for which we are not insured or that exceed the amount of our insurance coverage. A product liability judgment against us or a future product recall could have a material and adverse effect on our business, financial condition and results of operations.

Food safety concerns and instances of food-borne illnesses caused by third parties could harm our business.

Our internal processes and training may not be fully effective in preventing contamination of food products that could lead to food-borne illnesses. We rely on third-party suppliers and distributors, which increases the risk that food-borne illness incidents (such as E.coli, salmonella, or listeria) could occur outside of our control and at multiple locations. If consumers lose confidence in the safety and quality of our products or organic products generally, even in the absence of a recall or a product liability case, our business, financial condition and results of operations could be materially and adversely affected. Instances of food-borne illnesses, whether real or perceived, and whether or not traceable to our operations or the result of our actions or omissions, could cause negative publicity about us or our products, which could adversely affect sales. Food safety concerns and instances of food-borne illnesses and injuries caused by contaminated products sold by third parties could cause customers to shift their preferences, even if no food-borne illnesses or injuries are traced to our products. As a result, our sales may decline. Loss of customers as a result of these health concerns or negative publicity could harm our business, financial condition and results of operations.

Litigation and regulatory enforcement concerning marketing and labeling of food products could adversely affect our business and reputation

The marketing and labeling of any food product in recent years has brought increased risk that consumers will bring class action lawsuits and that the FTC and/or state attorneys general will bring legal action concerning the truth and accuracy of the marketing and labeling of the product. Examples of claims that may be asserted in a consumer class action lawsuit include fraud, unfair trade practices, and breach of state consumer protection statutes (such as Proposition 65 in California). The FTC and/or state attorneys general may bring legal actions that seek to remove a product from the marketplace and/or impose fines and penalties. Even if not merited, class claims, actions by the FTC or state attorneys general enforcement actions could be expensive to defend and could adversely affect our reputation with existing and potential customers and consumers, as well as our company and brand image, which could have a material and adverse effect on our business, financial condition and results of operations.

Our growth and continued success depend upon consumer preferences for our products, which could change.

Our business is primarily focused on sales of organic, natural and "better-for-you" products which, if consumer demand for such categories were to decrease, could harm our business. During an economic downturn, factors such as increased unemployment, decreases in disposable income and declines in consumer confidence could cause a decrease in demand for our overall product set, particularly higher priced better-for-you products. While we continue to diversify our product offerings, developing new products entails risks, and demand for our products may not continue at current levels or increase in the future. The success of our innovation and product improvement effort is affected by our ability to anticipate changes in consumers' preferences, the level of funding that can be made available, the technical capability of our research and development staff in developing, formulating and testing product prototypes, including complying with governmental regulations, and the success of our management in introducing the resulting improvements in a timely manner.

In addition, we have seen a shift in consumption towards the e-commerce channel during the COVID-19 pandemic and may see a more substantial shift in the future. Some products we may sell via the e-commerce channel may have lower margins than those sold in traditional brick and mortar retailers and present unique challenges in order fulfillment. If we are unsuccessful in implementing product improvements or introducing new products that satisfy the demands of consumers, our business could be harmed.

In addition, we have other product categories that are subject to evolving consumer preferences. Consumer demand could change based on a number of possible factors, including dietary habits and nutritional values, concerns regarding the health effects of ingredients and shifts in preference for various product attributes. A significant shift in consumer demand away from our products could reduce the sales of our brands or our market share, both of which could harm our business.

Our future results of operations may be adversely affected by the availability of organic ingredients.

Our ability to ensure a continuing supply of organic ingredients at competitive prices depends on many factors beyond our control, such as the number and size of farms that grow organic crops, climate conditions, increased demand for organic ingredients by our competitors, changes in national and world economic conditions, currency fluctuations and forecasting adequate need of seasonal ingredients.

The organic ingredients that we use in the production of our products (including, among others, fruits, vegetables, nuts and grains) are vulnerable to adverse weather conditions and natural disasters, such as floods, droughts, water scarcity, temperature extremes, frosts, earthquakes and pestilences. Natural disasters and adverse weather conditions can lower crop yields and reduce crop size and crop quality, which in turn could reduce our supplies of organic ingredients or increase the prices of organic ingredients. Such natural disasters and adverse weather conditions can be caused or exacerbated by climate change, and the spate of recent extreme weather events, including the more frequently occurring drought conditions in the Western United States, the extreme cold, snow and ice experienced in Texas in February 2021 and the heat wave in the Pacific Northwest in June 2021, presents an alarming trend. If our supplies of organic ingredients are reduced, we may not be able to find enough supplemental supply sources on favorable terms, if at all, which could impact our ability to supply products to our customers and adversely affect our business, financial condition and results of operations.

We also compete with other manufacturers in the procurement of organic product ingredients, which may be less plentiful in the open market than conventional product ingredients. This competition may increase in the future if consumer demand for organic products increases. This could cause our expenses to increase or could limit the amount of products that we can manufacture and sell.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, and retail financing, debt collection, consumer protection, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

Risks Related to the Offering

The Company could potentially be found to have not complied with securities law in connection with this Offering related to "Testing the Waters."

Prior to filing the Form C, the Company engaged in "testing the waters" permitted under Regulation Crowdfunding (17 CFR 227.206), which allows issuers to communicate to determine whether there is interest in the offering. All communication sent is deemed to be an offer of securities for purposes of the antifraud provisions of federal securities laws. Any Investor who expressed interest prior to the date of this Offering should read this Form C/A thoroughly and rely only on the information provided herein and not on any statement made prior to the Offering. The communications sent to Investors prior to the Offering are attached as Exhibit E. Some of these communications may not have included proper disclaimers required for "testing the waters".

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C/A is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C/A, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C/A and the accompanying exhibits.

The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.

Unless the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the use of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Company has the right to limit individual Investor commitment amounts based on the Company's determination of an Investor's sophistication.

The Company may prevent any Investor from committing more than a certain amount in this Offering based on the Company's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering Deadline.

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you.

The Company may also end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering – it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Company has the right to conduct multiple closings during the Offering.

If the Company meets certain terms and conditions, an intermediate close of the Offering can occur, which will allow the Company to draw down on seventy percent (70%) of the proceeds committed and captured in the Offering during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

Risks Related to the Securities

The Securities will not be freely tradable under the Securities Act until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

Investors will not have voting rights, even upon conversion of the Securities and will grant a third-party nominee broad power and authority to act on their behalf.

In connection with investing in this Offering to purchase a Crowd SAFE ((Simple Agreement for Future Equity) investors will designate Republic Investment Services LLC (f/k/a NextSeed Services, LLC) ("Nominee") to act on their behalf as agent and proxy in all respects. The Nominee will be entitled, among other things, to exercise any voting rights (if any) conferred upon the holder of a Crowd SAFE or any securities acquired upon their conversion, to execute on behalf of an investor all transaction documents related to the transaction or other corporate event causing the conversion of the Crowd SAFE, and as part of the conversion process the Nominee has the authority to open an account in the name of a qualified custodian, of the Nominee's sole discretion, to take custody of any securities acquired upon conversion of the Crowd SAFE. Thus, by participating in the Offering, investors will grant broad discretion to a third party (the Nominee and its agents) to take various actions on their behalf, and investors will essentially not be able to vote upon matters related to the governance and affairs of the Company nor take or effect actions that might otherwise be available to holders of the Crowd SAFE and any securities acquired upon their conversion. Investors should not participate in the Offering unless he, she or it is willing to waive or assign certain rights that might otherwise be afforded to a holder of the Crowd SAFE to the Nominee and grant broad authority to the Nominee to take certain actions on behalf of the investor, including changing title to the Security.

Investors will not become equity holders until the Company decides to convert the Securities into "CF Shadow Securities" (the type of equity securities issuable upon conversion of the Securities) or until there is a change of control or sale of substantially all of the Company's assets.

Investors will not have an ownership claim to the Company or to any of its assets or revenues for an indefinite amount of time and depending on when and how the Securities are converted, the Investors may never become equity holders of the Company. Investors will not become equity holders of the Company unless the Company receives a future round of financing great enough to trigger a conversion and the Company elects to convert the Securities into CF Shadow Securities. The Company is under no obligation to convert the Securities into CF Shadow Securities. In certain instances, such as a sale of the Company or substantially all of its assets, an initial public offering or a dissolution or bankruptcy, the Investors may only have a right to receive cash, to the extent available, rather than equity in the Company. Further, the Investor may never become an equity holder, merely a beneficial owner of an equity interest, should the Company or the Nominee decide to move the Crowd SAFE or the securities issuable thereto into a custodial relationship.

Investors will not have voting rights, even upon conversion of the Securities into CF Shadow Securities.

Investors will not have the right to vote upon matters of the Company even if and when their Securities are converted into CF Shadow Securities (the occurrence of which cannot be guaranteed). Upon such conversion, the CF Shadow Securities will have no voting rights and, in circumstances where a statutory right to vote is provided by state law, the

CF Shadow Security holders or the party holding the CF Shadow Securities on behalf of the Investors are required to enter into a proxy agreement with its designee to vote their CF Shadow Securities with the majority of the holder(s) of the securities issued in the round of equity financing that triggered the conversion right. For example, if the Securities are converted in connection with an offering of Series B Preferred Securities, Investors would directly or beneficially receive CF Shadow Securities in the form of units of Series B-CF Shadow Preferred Securities and such units would be required to be subject to a proxy that allows a designee to vote their units of Series B-CF Shadow Preferred Securities consistent with the majority of the Series B Preferred Unitholders. Thus, Investors will essentially never be able to vote upon any matters of the Company unless otherwise provided for by the Company.

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

Investors will be unable to declare the Security in "default" and demand repayment.

Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which Investors will be able to demand repayment of their investment. The Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and Investors have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may Investors demand payment and even then, such payments will be limited to the amount of cash available to the Company.

The Company may never elect to convert the Securities or undergo a liquidity event and Investors may have to hold the Securities indefinitely.

The Company may never conduct a future equity financing or elect to convert the Securities if such future equity financing does occur. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an initial public offering. If neither the conversion of the Securities nor a liquidity event occurs, Investors could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not Equity Interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Equity securities acquired upon conversion of the Securities may be significantly diluted as a consequence of subsequent equity financings.

The Company's equity securities will be subject to dilution. The Company intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of equity securities resulting from the conversion of the Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor's control and economic interests in the Company.

The amount of additional financing needed by the Company will depend upon several contingencies not foreseen at the time of this Offering. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds received in any additional financing are not sufficient to meet the Company's needs, the Company may have to raise additional capital at a price unfavorable to their existing investors, including the holders of the Securities. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Securities.

Equity securities issued upon conversion of the Securities may be substantially different from other equity securities offered or issued by the Company at the time of conversion.

In the event the Company decides to exercise the conversion right, the Company will convert the Securities into equity securities that are materially different from the equity securities being issued to new investors at the time of conversion in many ways, including, but not limited to, liquidation preferences, dividend rights, or anti-dilution protection. Additionally, any equity securities issued at the First Equity Financing Price (as defined in the Crowd SAFE agreement) shall have only such preferences, rights, and protections in proportion to the First Equity Financing Price and not in proportion to the price per share paid by new investors receiving the equity securities. Upon conversion of the Securities, the Company may not provide the holders of such Securities with the same rights, preferences, protections, and other benefits or privileges provided to other investors of the Company.

The forgoing paragraph is only a summary of a portion of the conversion feature of the Securities; it is not intended to be complete, and is qualified in its entirety by reference to the full text of the Crowd SAFE agreement, which is attached as Exhibit C.

There is no present market for the Securities and we have arbitrarily set the price.

The Offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our asset value, net worth, revenues or other established criteria of value. We cannot guarantee that the Securities can be resold at the Offering price or at any other price.

In the event of the dissolution or bankruptcy of the Company, Investors will not be treated as debt holders and therefore are unlikely to recover any proceeds.

In the event of the dissolution or bankruptcy of the Company, the holders of the Securities that have not been converted will be entitled to distributions as described in the Securities. This means that such holders will only receive distributions once all of the creditors and more senior security holders, including any holders of Preferred Securities, have been paid in full. Neither holders of the Securities nor holders of CF Shadow Securities can be guaranteed any proceeds in the event of the dissolution or bankruptcy of the Company.

While the Securities provide mechanisms whereby holders of the Securities would be entitled to a return of their purchase amount upon the occurrence of certain events, if the Company does not have sufficient cash on hand, this obligation may not be fulfilled.

Upon the occurrence of certain events, as provided in the Securities, holders of the Securities may be entitled to a return of the principal amount invested. Despite the contractual provisions in the Securities, this right cannot be guaranteed if the Company does not have sufficient liquid assets on hand. Therefore, potential Investors should not assume a guaranteed return of their investment amount.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C/A and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C/A, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

BUSINESS

Description of the Business

Uncooked is a grab and go restaurant offering uncooked, plant-based food made from whole ingredients. Open for breakfast, lunch, and dinner, we serve coffee, smoothies, elixirs, juices, entrees, and desserts. Our restaurant offers products that are:

- 100% plant-based
- no refined sugar or agave ever
- always gluten-free
- sustainably sourced
- whole food ingredients
- chef-crafted in our kitchen

We plan to transform the way people add plants into their diet and remove barriers between people and health.

Business Plan

The Company plans to significantly scale its business by (i) building out a direct-to-consumer ready platform, (ii) continuing recruiting exceptional talent to join the team, and (iii) continuing to invest in both digital and physical to scale the brand. The Company plans to open 2 additional locations by Q2 2023 and launch its subscription business to further fund growth. The Company is targeting to break even and achieve overall profitability by July 2022. The new capital raised in this Offering will be used to help expedite the Company's growth trajectory.

The Company's Products and/or Services

Product / Service	Description	Current Market
Grab and go restaurant	Whole plant-based food rooted in real ingredients. Revolutionizing the way people incorporate plants into their diets.	We sell our products on the quick service restaurant market. Our products reach the younger generations of Millennials and Gen-Z, with a very diverse subsect in those demographics. 80% of our customers are 19-40 years of age.

Competition

The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors. In many of the markets and industry segments in which we sell our products, we compete against other branded products as well as retailers' private-label brands. Product quality, performance, value and packaging are also important differentiating factors.

Several key competitors in the marketplace have taken advantage of the consumer trend towards incorporating more plant-based food into their diets but have not found a way to make real food with real ingredients crave-able. While our competitors are trying to mimic protein or adding questionable ingredients to make food crave-able, we are crafting chef driven whole plant-based food with real ingredients. Our competition includes brands like Daily Harvest, Sweetgreen, and Just Salad.

Customer Base

We sell our products on the quick service restaurant market. Our products reach the younger generations of Millennials and Gen-Z, with a very diverse subsect in those demographics. We find that 80% of our customers are 19-40 years of age.

Supply Chain

Although the Company is dependent upon certain third-party vendors on selecting parts of the supply chain, the Company has access to alternate service providers if its current third-party vendors are unable to provide products and services or any issues arise with its existing vendors where a change is required to be made. We do not believe that the loss of a current third-party vendor or service provider would cause significant disruption to our business, although it could cause short-term limitations.

Intellectual Property

The Company has no federal or state trademark registrations (or applications) and no patents (or patent applications) with the United States Patent and Trademark Office or with any international government agency. The Company's intellectual property includes trade secrets, which trade secrets are maintained as confidential and protectable pursuant to confidentiality agreements and under applicable law.

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Company is not subject to any current litigation or threatened litigation.

USE OF PROCEEDS

The following table illustrates how we intend to use the net proceeds received from this Offering. The values below are not inclusive of payments to financial and legal service providers and escrow related fees, all of which were incurred in the preparation of this Offering and are due in advance of the closing of the Offering.

Use of Proceeds	% of Proceeds if Target Offering Amount Raised	Amount if Target Offering Amount Raised	% of Proceeds if Maximum Offering Amount Raised	Amount if Maximum Offering Amount Raised
Intermediary Fees	6%	$1,500	6%	$64,200
Physical expansion	40%	$10,000	30%	$428,000
Digital expansion	40%	$10,000	40%	$428,000
New Hires	10%	$2,500	10%	$107,000
General Working Capital	4%	$1,000	14%	$149,800
Total	**100%**	**$25,000**	**100%**	**$1,070,000**

The Company has discretion to alter the use of proceeds set forth above to adhere to the Company's business plan and liquidity requirements. For example, economic conditions may alter the Company's general marketing or general working capital requirements.

Set forth below are detailed description of how we intend to use the net proceeds of this Offering for any category in excess of ten percent (10%) in the table above.

Hiring To continue to recruit top talent
Physical Expansion Including opening new locations, investing in our current location, and streamlining service
Digital Expansion Including investing in influencers to market the product, launching our DTC vertical, and our subscription model
General Working Capital Including expanding service offerings, equipment repairs, and bolstering cash reserves

DIRECTORS, OFFICERS, MANAGERS, AND KEY PERSONS

The directors, officers, managers, and key persons of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Managers and Officers

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Jeremy Jones	Co-Founder, Chief Executive Officer and Manager	Co-Founder/CEO/Manager – Uncooked, LLC, July 2019 - Present Responsibilities: Business management and operations B2B sales – Team TRG, September 2017- June 2019 Responsibilities: Managed a $15m book of business spanning across corrugated displays, PoP, high graphic packaging, and brown box.	DePaul University, no degree earned; forced to unenroll his senior year due to financial reasons. (2013)
Carole Jones	Co-Founder, Chief Operating Officer and Manager	Co-Founder/COO/Manager – Uncooked LLC, July 2019 – Present Responsibilities: Business management, culinary, and operations Co-Founder – Chicago RAW LLC December 2009 – January 2019 Responsibilities: Business management, operations, and culinary.	High School, Luxembourg, 1981-1985, No high school diploma received
Kaitlyn Jones	Co-Founder, CBO and Manager	Co-Founder/CBO/Manager – Uncooked LLC, July 2019 – Present Responsibilities: Branding and marketing Packaging Supplies manager – Team TRG September 2010 – Present Responsibilities: Managing a department of the packaging supplies division, a sales team, budget, profitability, and communications.	William Woods University, Bachelor of Science, Equestrian Science (2011)

Biographical Information

Jeremy Jones - In 2019 Jeremy Jones co-founded Uncooked LLC where he serves as CEO and Manager. In that capacity, he oversees execution, growth, and people. Prior to co-founding Uncooked LLC, he worked at Team TRG, a corrugated manufacturer from 2017 to 2019 in the sales team. He worked with B2B accounts on their packaging and corrugated display needs. Prior to Team TRG, Jeremy worked in a variety of positions in the fitness industry. Most recently, he served as General Manager of The Foundry from 2016-2019. In that capacity, he oversaw trainer management, sales goals, new memberships, and the growth of the gym. Jeremy attended the University of DePaul, but he was forced to unenroll his senior year due to financial reasons. He decided to start working and return to complete his degree once he was financially able to do so; however, he gained success in gym operations and never looked back. His gym operations success led to his success in corrugated sales which resulted in the founding of Uncooked LLC.

Carole Jones - In 2019, Carole Jones co-founded Uncooked LLC, where she serves as COO and kitchen manager. In that capacity, she oversees new menu development, operations, and culture. Prior to co-founding Uncooked LLC, she co-founded and exited Chicago Raw between 2009-2018. In that capacity, she oversaw menu development, kitchen management, operations, and sales. She attended high school from 1981-1985 but did not obtain her high school diploma. She began working full-time at the age of 16.

Kaitlyn Jones - In 2019, Kaitlyn Jones co-founded Uncooked LLC, where she serves as CBO. In that capacity she oversees branding, marketing, and general aesthetics of the brand. While working at Uncooked LLC, she also works full time at Team TRG as the packaging supplies manager, a position she started in 2010. In that capacity she oversees a $10 million a year book of business, and is responsible for margin control, operations, sales and managing a team of 3 customer service agents and a team of 2 warehouse specialists. She received a Bachelor of Science degree in Equestrian Science from William Woods University in 2011.

Indemnification

Indemnification is authorized by the Company to managers and members (where applicable) acting in their professional capacity pursuant to Illinois law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Company's authorized membership interests are represented by issued and outstanding Membership Interests which are in two classes: Class A Interests and Incentive Interests. The Manager is authorized to issue Class A Interests from time to time as the Manager determines, subject to the terms of the Company's Limited Liability Company Agreement. The Manager is authorized to issue Incentive Interests to officers, employees, consultants and other service providers as the Manager determines, subject to the terms of the Company's Limited Liability Company Agreement. At the closing of this Offering, assuming only the Target Offering Amount is sold, no Incentive Interests will be issued and outstanding and 100% of Class A Interests will be issued and outstanding as more specifically set forth herein. Capitalized terms used but not otherwise defined herein have the definitions set forth in the Company's Limited Liability Company Agreement, dated January 30, 2020, as may be amended from time to time.

Outstanding Membership Interests

As of the date of this Form C/A, the Company's outstanding membership interests consist of:

Type	Class A Interests
Amount Outstanding	100%
Par Value Per Share	N/A
Voting Rights	1 vote per Percentage Interest
Anti-Dilution Rights	N/A
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Manager may decide at some point in the future to issue additional Membership Interests, which may dilute the value of the Crowd SAFE. The percentage ownership represented by the CF Shadow Series Units into which the Series 2022 Crowd SAFEs are convertible is subject to, among other things, the price per Unit at which the offering that triggers such convertibility is conducted. A lower conversion price will result in proportionally more units being issued, and a higher conversion price will result in proportionally less units issued.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	100%

Outstanding Options, Safes, Convertible Notes, Warrants

As of the date of this Form C/A, the Company has no other securities outstanding.

Outstanding Debt

As of the date of this Form C/A, the Company has the following debt outstanding:

Type	Business Loan
Creditor	Family Member
Amount Outstanding	$914,000
Interest Rate and Amortization Schedule	.013% interest rate; all interest shall be payable annually on each anniversary of the date hereof, with final payment of interest and principal payable on the date of maturity (December 31, 2025).
Description of Collateral	Blank lien on all assets of the Company.
Other Material Terms	If any of Borrower's liabilities and obligations to Lender under this Note ("Borrower's Liabilities") are not paid when due and payable or declared due and payable, interest shall accrue thereon from the due date of the same until paid at the rate per annum equal to the interest rate hereinabove provided plus five percent (5%). This Note shall be secured by a lien on all of the assets of Borrower, as evidenced by a Security Agreement dated the date hereof (the "Security Agreement"). Borrower shall not incur any expense in excess of Five Thousand and 00/100 Dollars ($5,000.00) without Lender's prior written approval. Any additional financing provided by Lender to Borrower, or any affiliate of Borrower shall be made on the same terms and conditions as are set forth in this Note other than the principal amount, the maturity date and the interest rate, such rate to be based on the then "Applicable Federal Rate" for the date and term of such financing. Borrower shall not make any distributions without Lender's prior written approval. Borrower shall not sign any contracts or leases without Lender's prior written approval. Borrower shall not hire any employees without Lender's prior written approval.
Maturity Date	December 31, 2025
Date Entered Into	December 5, 2021

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
Kaitlyn Jones	33.33% Class A Interest	33.33%
Carole Jones	33.34% Class A Interest	33.34%
Jeremy Jones	33.33% Class A Interest	33.33%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C/A and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

Uncooked LLC (the "**Company**") was incorporated on July 15, 2019 under the laws of the State of Illinois, and is headquartered in Chicago, Illinois.

Cash and Cash Equivalents

As of June 30, 2022 the Company had an aggregate of $120,442.58 in cash and cash equivalents, leaving the Company with approximately 16 months of runway.

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under the section titled "*Use of Proceeds*", which is an indispensable element of our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Offering and the family member loan in the principal amount of $914,000.00 noted in the "*Outstanding Debt*" section above.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the near future.

Valuation

The Company has ascribed no pre-Offering valuation to the Company; the securities are priced arbitrarily.

Material Changes and Other Information

The Offering Deadline has been extended to April 7, 2023.

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

Please see the financial statements attached as Exhibit A for subsequent events and applicable disclosures.

Previous Offerings of Securities

The Company has made no previous securities offerings.

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.


TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST


From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons:

The Company received a $914,000 loan from a family member of the Company's owners as described in the "Outstanding Debt" section above. The date of the promissory note is December 5, 2021. He is the father of Co-Founder, CBO and Manager, Kaitlyn Jones, and father-in-law of Co-Founder, CEO and Manager, Jeremy Jones.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering a minimum amount of $25,000 (the "**Target Offering Amount**") and up to a maximum amount of $1,070,000 (the "**Maximum Offering Amount**") of Crowd SAFE (Simple Agreement for Future Equity) (the "**Securities**") on a best efforts basis as described in this Form C/A (this **"Offering"**). We must raise an amount equal to or greater than the Target Offering Amount by April 7, 2023 (the "**Offering Deadline**"). Unless we receive investment commitments, which are fully paid for and meet all other requirements set by this Offering, in an amount not less than the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled and all committed funds will be returned. Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**".

The price of the Securities was determined arbitrarily, does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities. The minimum amount that an Investor may invest in the Offering is **$150** and the maximum amount that an Investor may invest in the Offering is $**100,000**, each of which is subject to adjustment in the Company's sole discretion.

In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by OpenDeal Portal LLC dba Republic (the "**Intermediary**"), including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. **If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.**

Investor funds will be held in escrow with the Escrow Agent until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. **<u>Investors using a credit card to invest must represent and warrant to cancel any investment commitment(s) by submitting a request through the Intermediary at least 48 hours prior to the Offering Deadline, instead of attempting to claim fraud or claw back their committed funds.</u>**

The Company will notify Investors when the Target Offering Amount has been reached through the Intermediary. If the Company reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early *provided* (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering was opened, (ii) the Intermediary must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors and (iii) the Company continues to meet or exceed the Target Offering Amount on the date of the expedited Offering Deadline.

Material Changes

If any material change occurs related to the Offering prior to the current Offering Deadline the Company will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If an Investor does not reconfirm their investment commitment after a material change is made to the terms of the Offering within five (5) business days of receiving notice, the Investor's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If an Investor does not cancel an investment commitment before the Target Offering Amount is reached, the funds will be released to the Company upon the closing of the Offering and the Investor will receive the Securities in exchange for their investment.

Intermediate Closings

In the event an amount equal to two (2) times the Target Offering Amount is committed and meets all required terms of the Offering prior to the Offering Deadline on such date or such later time the Company designates pursuant to Rule 304(b) of Regulation CF, the Company may conduct the first of multiple closings of the Offering early, *provided* (i) the early closing date must be twenty-one (21) days from the time the Offering opened and (ii) that all Investors will receive notice of such early closing date at least five (5) business days prior to such new offering deadline (absent a material change that would require an extension of the Offering and reconfirmation of all investment commitments).

Investors who committed on the date such notice is provided or prior to the issuance of such notice will be able to cancel their investment commitment until 48 hours before such early closing date.

If the Company conducts an initial closing (the "**Initial Closing**"), the Company agrees to only withdraw seventy percent (70%) of the proceeds that are in escrow and will only conduct such Initial Closing if there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of the Initial Closing. The Company may only conduct another close (a "**Subsequent Closing**") before the Offering Deadline if the amount of investment commitments made as of the date of such Subsequent Closing exceeds two times the Target Offering Amount as of the date of the Initial Closing and there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of such Subsequent Closing.

Any investment commitments received after an intermediate closing will be released to the Company upon a subsequent closing and the Investor will receive evidence of the Securities via electronic certificate/PDF in exchange for their investment commitment as soon as practicable thereafter.

The Company has agreed to return all funds to Investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of whether multiple closings are conducted.

Investment commitments are not binding on the Company until they are accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any investment commitment. If the Company rejects all or a portion of any investment commitment, the applicable prospective Investor's funds will be returned without interest or deduction.

THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

The Securities

We request that you please review this Form C/A and the Crowd SAFE instrument attached as Exhibit C, in conjunction with the following summary information.

Transfer Agent and Registrar

The Company will act as transfer agent and registrar for the Securities.

Not Currently Equity Interests

The Securities are not currently Equity Interests in the Company and merely provide a right to receive equity at some point in the future upon the occurrence of certain events.

Dividends and/or Distributions

The Securities do not entitle Investors to any distributions.

Nominee

The nominee of the Securities shall be Republic Investment Services LLC (the "Nominee"). The Nominee will act on behalf of the Investors as their agent and proxy in all respects. The Nominee will be entitled, among other things, to exercise any voting rights (if any) conferred upon the holder of Securities or any securities acquired upon their conversion, to execute on behalf of an investor all transaction documents related to the transaction or other corporate event causing the conversion of the Securities, and as part of the conversion process the Nominee has the authority to open an account in the name of a qualified custodian, of the Nominee's sole discretion, to take custody of any securities acquired upon conversion of the Securities. The Nominee will take direction from a pre-disclosed party selected by the Company and designated below on any matter in which affects the Investors' economic rights. The Nominee is not a fiduciary to the Investors and the Investors agree to indemnify the Nominee per the terms of the Security.

Conversion

Upon each future equity financing resulting in proceeds to the Company of not less than $**1,000,000** (each an "**Equity Financing**"), the Securities are convertible at the option of the Company, into CF Shadow Securities, which are non-voting securities otherwise identical to those issued in such future Equity Financing except (1) they do not provide the right to vote on any matters except as required by law, (2) they require Investors to vote in accordance with the majority of the investors purchasing securities from the Company in such Equity Financing with respect to any such required vote and (3) they do not provide any inspection or information rights (other than those contemplated by Regulation CF or otherwise required by law). The Company has no obligation to convert the Securities in any Equity Financing.

Conversion Upon the First Equity Financing

If the Company elects to convert the Securities upon the first Equity Financing following the issuance of the Securities, the Investor will receive the number of CF Shadow Securities equal to the greater of the quotient obtained by dividing the amount the Investor paid for the Securities (the "**Purchase Amount**") by (a) or (b) immediately below (the "**Conversion Price**"):

(a) the quotient of **$15,000,000** divided by the aggregate number of issued and outstanding units of Equity Interests, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including units of convertible Preferred Interests and all outstanding vested or unvested options or warrants to purchase Equity Interests, but excluding (i) units of Equity Interests reserved for future issuance under any equity incentive or similar plan, (ii) convertible promissory notes, (iii) any Simple Agreements for Future Equity, including the Securities (collectively, "**Safes**"), and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or Safes;

OR

(b) if the pre-money valuation of the Company immediately prior to the First Equity Financing is less than or equal to the Valuation Cap, the lowest price per share of the securities sold in such Equity Financing.

Such Conversion Price shall be deemed the "**First Equity Financing Price**".

Conversion After the First Equity Financing

If the Company elects to convert the Securities upon an Equity Financing other than the first Equity Financing following the issuance of the Securities, at the Nominee's discretion the Investor will receive, the number of CF Shadow Securities equal to the quotient obtained by dividing (a) the Purchase Amount by (b) the First Equity Financing Price.

Conversion Upon a Liquidity Event Prior to an Equity Financing

In the case of the Company's undergoing an **IPO** (as defined below) of its Equity Interests or a Change of Control (as defined below) of the Company (either of these events, a "**Liquidity Event**") prior to any Equity Financing, the Investor will receive, at the option of the Nominee and within thirty (30) days of receiving notice (whether actual or constructive), either (i) a cash payment equal to the Purchase Amount subject to the following paragraph (the "**Cash Out Option**") or (ii) a number of units of Common Securities of the Company equal to the Purchase Amount divided by the quotient of (a) **$15,000,000** divided by (b) the number, as of immediately prior to the Liquidity Event, of units of the Company's Equity Interests outstanding (on an as-converted basis), assuming the exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (w) units of Equity Interests reserved for future issuance under any equity incentive or similar plan; (x) any Safes; (y) convertible promissory notes; and (z) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or Safes.

In connection with the Cash Out Option, the Purchase Amount (or a lesser amount as described below) will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investors and the holders of other Safes (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

"**Change of Control**" as used above, means (i) a transaction or series of related transactions in which any person or group becomes the beneficial owner of more than fifty percent (50%) of the outstanding voting securities entitled to elect the Company's board of managers, (ii) any reorganization, merger or consolidation of the Company, in which the outstanding voting security holders of the Company fail to retain at least a majority of such voting securities following such transaction or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**IPO**" means: (A) the completion of an underwritten initial public offering of Equity Interests by the Company pursuant to: (I) a final prospectus for which a receipt is issued by a securities commission of the United States or of a province of Canada, or (II) a registration statement which has been filed with the United States Securities and Exchange Commission and is declared effective to enable the sale of Equity Interests by the Company to the public, which in each case results in such equity securities being listed and posted for trading or quoted on a recognized exchange; (B) the Company's initial listing of its Equity Interests (other than units of Equity Interests not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Company with the SEC that registers units of existing Equity Interests of the Company for resale, as approved by the Company's managers, where such listing shall not be deemed to be an underwritten offering and shall not involve any underwriting services; or (C) the completion of a reverse merger or take-over whereby an entity (I) whose securities are listed and posted for trading or quoted on a recognized exchange, or (II) is a reporting issuer in the United States or the equivalent in any foreign jurisdiction, acquires all of the issued and outstanding Equity Interests of the Company.

Conversion Upon a Liquidity Event Following an Equity Financing

In the case of a Liquidity Event following any Equity Financing, the Investor will receive, at the option of the Nominee and within thirty (30) days of receiving notice (whether actual or constructive), either (i) the Cash Out Option or (ii) a number of units of the most recently issued Equity Interests equal to the Purchase Amount divided by the First Equity Financing Price. Units of Equity Interests granted in connection therewith shall have the same liquidation rights and preferences as the units of Equity Interests issued in connection with the Company's most recent Equity Financing.

If there are not enough funds to pay the Investors and the other Cash-Out Investors in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

If the Company's board of directors (or other applicable governing body if the Company is a limited liability company) determines in good faith that delivery of Equity Interests to the Investor pursuant to Liquidity Event paragraphs above would violate applicable law, rule or regulation, then the Company shall deliver to Investor in lieu thereof, a cash payment equal to the fair market value of such Equity Interests, as determined in good faith by the Company's board of directors (or other applicable governing body if the Company is a limited liability company).

Pro-Rata Rights of Major Investors

Certain Investors of the Securities will receive pro-rata rights through the Offering, allowing them to avoid dilution in future rounds. Investors that make investments of **$50,000** or greater in the Offering (such Investors, the "**Major Investors**") will gain the right to continue investing the in Company and avoid dilution while others will not. Major Investors will have the right to participate in new securities offerings unless the securities (i) are issued as a dividend or distribution on outstanding securities, (ii) are issued upon the conversion or exercise of outstanding securities, (iii) are issued to employees, directors or consultants pursuant to a plan, agreement or arrangement approved by the Company's board of managers, (iv) are issued pursuant to the acquisition of another corporation or its assets, or (v) up to one million dollars ($1,000,000), of such securities, are issued by the Company annually to fund obligations to make cash distributions or interest payments on outstanding securities.

Dissolution

If there is a Dissolution Event (as defined below) before the Securities terminate, subject to the preferences applicable to any series of Preferred Securities then outstanding, the Company will distribute all proceeds legally available for distribution with equal priority among the (i) holders of the Securities (on an as converted basis based on a valuation of Common Securities as determined in good faith by the Company's board of managers at the time of the Dissolution Event), (ii) all other holders of instruments sharing in the distribution of proceeds of the Company at the same priority as holders of Common Securities upon a Dissolution Event and (iii) all holders of Common Securities.

A "**Dissolution Event**" means (i) a voluntary termination of operations by the Company, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

Termination

The Securities terminate upon (without relieving the Company of any obligations arising from a prior breach of or non-compliance with the Securities) upon the earlier to occur of: (i) the issuance of units in the CF Shadow Securities to the Investor pursuant to the conversion provisions of the Crowd SAFE agreement or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to a Liquidity Event or a Dissolution Event.

Voting and Control

Neither the Securities nor the securities issuable upon the conversion of the Securities have voting rights. In addition, to facilitate the Offering Crowd SAFE Investors being able to act together and cast a vote as a group, to the extent any securities acquired upon conversion of the Securities confer the holder with voting rights (whether provided by the Company's governing documents or by law), the Nominee (as defined above) will act on behalf of the holders as agent and proxy in all respects. The Nominee will vote consistently at the direction of the Chief Executive Officer of the Company.

The Company does not have any voting agreements in place.

The Company does not have any shareholder or equity holder agreements in place.

Anti-Dilution Rights

The Securities do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that the Investor may eventually have in the Company. For the anti-dilution rights of Major Investors, please see the section titled "*Pro-Rata Rights of Major Investors*", above, and the Crowd SAFE agreement.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Company; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Equity Interests into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel reasonably satisfactory to the Company stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities or any Equity Interests into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the Equity Interests into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

Other Material Terms

• The Company does not have the right to repurchase the Securities.
• The Securities do not have a stated return or liquidation preference.
• The Company cannot determine if it currently has enough Equity Interests authorized to issue upon the conversion of the Securities, because the amount of Equity Interests to be issued is based on the occurrence of future events.

COMMISSION AND FEES

At the conclusion of the Offering, the issuer shall pay a fee of six percent (6%) of the amount raised in the Offering to the Intermediary.

Stock, Warrants and Other Compensation

The Intermediary will also receive compensation in the form of securities equal to two percent (2%) of the total number of the Securities sold in the offering.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH THEIR OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C/A CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to United States withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT THEIR OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

LEGAL MATTERS

Any prospective Investor should consult with its own counsel and advisors in evaluating an investment in the Offering.

DISCLAIMER OF TELEVISION, RADIO, PODCAST AND STREAMING PRESENTATION

The Company's officers may participate in the filming or recording of a various media and in the course of the filming, may present certain business information to the investor panel appearing on the show (the "**Presentation**"). The Company will not pass upon the merits of, certify, approve, or otherwise authorize the statements made in the Presentation. The Presentation commentary being made should not be viewed as superior or a substitute for the disclosures made in this Form-C. Accordingly, the statements made in the Presentation, unless reiterated in the Offering materials provided herein, should not be applied to the Company's business and operations as of the date of this Offering. Moreover, the Presentation may involve several statements constituting puffery, that is, exaggerations not to be taken literally or otherwise as indication of factual data or historical or future performance.

ADDITIONAL INFORMATION

The summaries of, and references to, various documents in this Form C/A do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C/A or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C/A. The Company is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C/A. The Company's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C/A or any other matter relating to the Securities described in this Form C/A, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Company will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C/A and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ Jeremy Jones
(Signature)

Jeremy Jones
(Name)

Sole Manager and Chief Executive Officer
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C/A has been signed by the following persons in the capacities and on the dates indicated.

/s/ Jeremy Jones
(Signature)

Jeremy Jones
(Name)

Sole Manager and Chief Executive Officer
(Title)

September 9, 2022
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A

Financial Statements

Uncooked LLC

(an Illinois Limited Liability Company)

Unaudited Financial Statements

Period of January 1, 2020 through

December 31, 2021

Reviewed by:



TaxDrop LLC
A New Jersey CPA Company

Financial Statements

Uncooked LLC

Table of Contents



CPA & Advisor

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

April 25, 2022

To: Board of Directors of Uncooked LLC
        Attn: Jeremy Jones, CEO

Re: 2021-2020 Financial Statement Review

We have reviewed the accompanying financial statements of Uncooked LLC (the "Company"), which comprise the balance sheet as of December 31, 2021 and December 31, 2020 and the related statements of income, equity, and cash flows for the period of January 1, 2020 through December 31, 2021, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially limited in scope compared to an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements of Uncooked LLC for them to be in accordance with accounting principles generally accepted in the United States of America.

Sincerely,

TaxDrop LLC
A New Jersey CPA Company

Uncooked LLC
BALANCE SHEET
As of December 31, 2021 and 2020
(Unaudited)

ASSETS		2021		2020
Current Assets				
Cash and cash equivalents	$	123,338	$	79,311
Accounts Receivable		2,650		700
Total Current Assets		**125,988**		**80,011**
Other Assets				
Inventory		24,417		12,140
Total Investments - Other		**24,417**		**12,140**
Property and Equipment				
Furniture and equipment		180,195		180,195
Building Improvements		337,444		337,444
Accumulated Depreciation		(61,700)		(22,737)
Total Other Assets		**455,939**		**494,902**
Total Assets	**$**	**606,344**	**$**	**587,053**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities				
Accounts Payable	$	28,943	$	7,266
Credit Cards		452		11,357
Sales Tax Payable		11,119		10,504
Accrued Interest		286		7,467
Accrued Payroll		1,029		9,026
Total Current Liabilities		**41,829**		**45,620**
Long-Term Liabilities				
Promissory Note Payable		914,000		839,000
Total Long-Term Liabilities		**914,000**		**839,000**
Total Liabilities	**$**	**955,829**	**$**	**884,620**
Members' equity				
Owners Capital		(30,853)		(6,095)
Retained Earnings		(318,632)		(291,472)
Total Members' Equity		**(349,485)**		**(297,567)**
Total Liabilities and Stockholders' Equity	**$**	**606,344**	**$**	**587,053**

The accompanying footnotes are an integral part of the financial statements

Uncooked LLC
INCOME STATEMENT
For the Years Ending December 31, 2021 and 2020
(Unaudited)

		2021		2020
Revenues	$	705,365	$	185,057
Cost of revenues		251,546		76,132
Net Profit		**453,819**		**108,925**
Operating Expenses				
General and administrative		46,845		53,343
Advertising and marketing		36,054		31,205
Payroll		302,886		111,536
Professional Services		15,456		64,151
Rent		96,495		14,018
Technology and Internet		32,707		32,102
Other operating expenses		17,622		11,787
Total Operating Expenses		**548,065**		**318,141**
Other Income (Expenses)				
Other income/(expense)		106,765		980
Sales Tax		(716)		(51)
Depreciation		(38,963)		(22,737)
Total Other Income (Expenses)		**67,087**		**(21,808)**
Net Income (Loss)	$	**(27,160)**	$	**(231,023)**

The accompanying footnotes are an integral part of the financial statements.

Uncooked LLC
STATEMENT OF MEMBERS' EQUITY
For the Years Ending December 31, 2021 and 2020
(Unaudited)

	Owners Capital	Retained Earnings	Total Members' Deficit
Balance as of January 1, 2020	**(422)**	**(60,448)**	**(60,870)**
Disbursements to Owners	(5,673)	-	**(5,673)**
Net Income	-	(231,023)	**(231,023)**
Balance as of December 31, 2020	**(6,095)**	**(291,472)**	**(297,567)**
Disbursements to Owners	(24,758)	-	**(24,758)**
Net Income	-	(27,160)	**(27,160)**
Balance as of December 31, 2021	**(30,853)**	**(318,632)**	**(349,485)**

The accompanying footnotes are an integral part of the financial statements

Uncooked LLC
STATEMENTS OF CASH FLOWS
For the Years Ending December 31, 2021 and 2020
(Unaudited)

	2021	2020
Cash Flows from Operating Activities		
Net Income (Loss)	$ (27,160)	$ (231,023)
Adjustments to reconcile net income (loss) to net cash provided by operations:		
Depreciation & Amortization	38,963	22,737
Changes in operating assets and liabilities:		
(Increase)/Decrease in accounts receivable	(1,950)	(700)
(Increase)/Decrease in inventory	(12,277)	(12,140)
Increase (Decrease) in accounts payable	21,677	(29,946)
Increase (Decrease) in credit cards	(10,905)	1,438
Increase (Decrease) in accruals	(15,178)	16,493
Increase (Decrease) in sales tax payable	615	10,504
Net cash provided by (used in) operating activities	**(6,216)**	**(222,637)**
Cash Flows from Investing Activities		
Furniture and Equipment	-	(174,315)
Land and Building	-	(337,444)
Net cash used in investing activities	**-**	**(511,759)**
Cash Flows from Financing Activities		
Issuance of Promissory Note	75,000	814,000
Payments to Owners	(24,758)	(5,673)
Net cash used in financing activities	**50,242**	**808,327**
Net change in cash and cash equivalents	**44,027**	**73,931**
Cash and cash equivalents at beginning of period	79,311	5,380
Cash and cash equivalents at end of period	**$ 123,338**	**$ 79,311**

The accompanying footnotes are an integral part of the financial statements.

Uncooked LLC
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2021 AND 2021

NOTE 1 – NATURE OF OPERATIONS

Uncooked LLC. (which may be referred to as the "Company", "we," "us," or "our") was registered in Illinois on July 15, 2019. The Company is a direct-to-consumer plant-based food company revolutionizing the way people consume health food. The Company's headquarters are in Chicago, Illinois. The company began operations in 2019.

Since Inception, the Company has relied on contributions from owners and securing loans to fund its operations. As of December 31, 2021, the Company had negative working capital and will likely incur additional losses prior to generating positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern (see Note 9). During the next twelve months, the Company intends to fund its operations with funding from a crowdfunding campaign (see Note 10), and funds from revenue producing activities, if and when such can be realized. If the Company cannot secure additional short-term capital, it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). Any reference in these notes to applicable guidance is meant to refer to U.S. GAAP as found in the Accounting Standards Codification ("ASC") and Accounting Standards Updates ("ASU") of the Financial Accounting Standards Board ("FASB").

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions and contingencies.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account.

Receivables and Credit Policy

The Company charges all customers whether in store or catering up front when the food is ordered. There are cases where orders will be placed far in advance of the event, in these instances the customer will not pay for the food until a few days ahead of the event.

Inventory

Inventories include food and beverage supplies and packaging. All inventory is stated at an average cost.

Fixed Assets

Property and equipment exist in the form of the land, building and related improvements for the restaurant as well as the furniture and equipment used and are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which is five years for furniture and fifteen years for restaurant equipment and leasehold improvements.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2021.

Fair Value Measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):
- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

There is no income tax provision for the Company for the period from Inception through December 31, 2021 as the Company had no taxable income.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. As of December 31, 2021, the unrecognized tax benefits accrual was zero.

Revenue Recognition

Effective January 1, 2019, the Company adopted Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606"). Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied. Prior to the adoption of ASC 606, we recognized revenue when persuasive evidence of an arrangement existed, delivery of products had occurred, the sales price was fixed or determinable and collectability was reasonably assured. The Company generates revenues by selling plant-based food and beverages. The Company's payments are generally collected upfront, but in some cases when orders are made well in advance payment will not be collected until a few days before. Deposits are collected on all catering orders. The Company has no deferred revenue on December 31, 2021 and 2020, respectively, for orders that have been paid but the performance obligations have not been met.

Organizational Costs

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

Advertising

The Company expenses advertising costs as they are incurred. Such costs approximated $36,054 and $31,205 respectively, for the years ended December 31, 2021 and 2020.

Recent Accounting Pronouncements

In February 2019, FASB issued ASU No. 2016-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2016-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2021, and interim periods within those fiscal years, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – INVENTORIES

At December 31, 2021 and 2020 inventories consist of the following:

	2021	2020
Food Inventory	11,400	5,170
Beverage Inventory	1,405	1,489
Packaging Inventory	11,612	5,480
Total Inventory	$ 24,417	$12,140

NOTE 4 – FIXED ASSETS

Fixed assets at December 31, 2021 and 2020 consists of the following:

	2021	2020
Restaurant furniture and equipment	180,195	180,195
Building Improvements	337,444	337,444
Accumulated Depreciation	(61,700)	(22,737)
Total	$ 455,939	$ 494,902

Depreciation expenses totaled $38,963 and $22,737 for the years ended December 31, 2021 and 2020, respectively (see Note 2 – Fixed Assets).

NOTE 5 – RELATED PARTY LOANS

In 2019 and 2020 the Company received a loan from a related party. These loans totaled $839,000 with an interest rate of 0.89%. Prior to the 2020 year, the total of those loans plus an additional $75,000 of new loans issued in 2021 were restructured and now have an interest rate of 0.13% and a maturity date of December 31, 2025. As of December 31, 2020, the amount of interest accrued was $7,467. Interest payments begun in 2021 and were made throughout the 2021 year. The loan balances as of December 31, 2021 and 2020 are $914,000 and $839,000 respectively.

NOTE 6 – MEMBER'S UNITS

The Company's authorized membership interests are represented by issued and outstanding Membership Interests which are in two classes: Class A Interests and Incentive Interests. The Company is authorized to issue Class A Interests from time to time as the Company determines, subject to the terms of the Company's Limited Liability Company Agreement. The Company is authorized to issue Incentive Interests to officers, employees, consultants and other service providers as the Company determines, subject to the terms of the Company's Limited Liability Company Agreement. As of December 31, 2021 and 2020, no Incentive Interests were issued and outstanding and 100% of Class A Interests were issued and outstanding, equally split among the three founding members.

NOTE 7 – INCOME TAXES

The Company has filed its income tax return for the period ended December 31, 2021, which will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed. The Company is taxed as a passthrough entity and will be paid at the individual level.

NOTE 8 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company as of December 31, 2021 (see Note 9 – Subsequent Events).

COVID-19

In January 2020, the World Health Organization has declared the outbreak of a novel coronavirus (COVID-19) as a "Public Health Emergency of International Concern," which continues to spread throughout the world and has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus outbreak and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the coronavirus outbreak. Nevertheless, the outbreak presents uncertainty and risk with respect to the Company, its performance, and its financial results.

NOTE 9 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operations in 2019 and incurred a loss since inception. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 10 – SUBSEQUENT EVENTS

Crowdfunded Offering

The Company is offering (the "Crowdfunded Offering") up to $1,070,000 in Simple Agreements for Future Equity (SAFEs). The Company is attempting to raise a minimum amount of $25,000 in this offering and up to $1,070,000 maximum. The Company must receive commitments from investors totaling the minimum amount by the offering deadline listed in the Form C, as amended in order to receive any funds.

The Crowdfunded Offering is being made through OpenDeal Portal LLC (the "Intermediary" aka "Republic" or "Republic.co"). The Intermediary will be entitled to receive a 6% commission fee and 2% of the securities issued in this offering.

Management's Evaluation

Management has evaluated subsequent events through April 25, 2022, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

EXHIBIT B

Offering Page found on Intermediary's Portal.



Republic

Company Name	Uncooked
Logo	un·cooked
Headline	The un-restaurant: an omnichannel plant-based food company
Slides	



Tags	Women Founders, Bootstrapped, B2B, $500K+ revenue, Companies, Crowd SAFE, Coming Soon, Nutrition, Food, B2C
Pitch text	**Summary** • 100% whole plant-based food, chef crafted, and zero waste

- 212% growth YoY
- $1M+ in lifetime sales
- Projecting $5M run rate by 2023
- 55% of revenue comes from digital channel
- 5 stars across all review platforms

Problem

The typical Quick Serve Restaurant (QSR) is:

low margin
3-5%
avg restaurant
gross profit

high waste
22-33B lbs
of food waste is generated
by restaurants every year

toxic
1100cal
average
fast food meal

high turnover
144%
average
turnover rate



Solution

Imagine a world where you can make a selfless choice by making a selfish one

Un·cooked is a plant-based food company revolutionizing the way people consume healthy food.

Unlocking the power of plants to transform our collective well-being, our communities, and the planet.

Come feed tomorrow with us!


un·cooked
the un·restaurant

—

Mission driven
Omnichannel
Experiential
Return to source

—


restaurant comes from the french root word restaurer,
which means to restore.
we aim to bring our industry back to its roots.

Product

Food for all times of the day!

Uncooked sells a variety of healthful and delicious foods and beverages, including: bowls, sushi, overnight oats, smoothies, smoothie bowls, muffins and donuts, cake cups, coffee, and infused/zero-proof cocktails.



Traction

212% Year over Year growth



$1M+ lifetime revenue

$150k+ revenue for Q1 2022

$1.5M run-rate for 2022

$10M forecasted run-rate by 2024



55+%
of revenue is
digital

2k+ total app downloads
80% of app orders for pick-up
members order 1.5 times/week
3k+ unique digital orders
90% patron retention
*Numbers since June 21, 2021

In the news

◄ **Sesame Noodle Bowl at Uncooked**
Ed Tinoco
Next Restaurant

"The creamy almond-based sauce adds rich umami notes to the kelp noodles. It's the kind of flavor that you rarely see at fast-casual spots these days."
210 N. Carpenter St., West Loop

CHICAGO MAGAZINE

Executive Chef of Michelin Star Restaurant 'Next', Ed Tinoco's favorite take-out

Chicago Tribune   **THE INFATUATION**   **BLOCK Club CHICAGO**   **TimeOut**   **CHICAGO'S VERY OWN WGN9**

Customers

Identifying our demographic

Customer Values

health-minded
digitally native
curious
conscious
desire to return to source



"I am a meat eater. I've been trying to cut carbs, and eat healthier. I ordered uncooked today, and WOW. It was like I was eating art."
-Jim

"I LOVE un·cooked! I'm so thrilled that I can order healthy and affordable food that just so happens to taste amazing!"
-Francesca

Customer breakdown



un·cooked loyalty
1.4 orders per week
90% retention rate

customer value
$28 avg order value vs $12 (national avg)
$2,000+ lifetime value
$6 acquisition cost

Business Model

4 revenue channels



1. Physical locations

embodiment of our brand
conscious
relationship builder
center of our community
zero waste

us vs our competition

cost of goods sold	22% vs 35%
build out costs	~$500k vs $1.5m+
order fulfillment	digital, in-store, last mile
labor costs	20% vs 30%+
margins	15+% vs 2-3%

2. Direct to consumers

1-day delivery
capture a whole market

cogs	22%
distribution cost	30%
delivery	1 day or same day
marketing cost	50%
labor costs	5%
daily harvest rev	~250M

what's possible

3. Partnerships



4. B2B



Market

$74.2B plant-based food market by 2027

Continued aggregate growth ~12% from 2020 to 2027

66% of consumers have increased their spend on fresh food, and 75% are actively looking for healthier food.

80+% of millennials and gen-x expect companies to publicly commit to doing good.

Competition

Un·cooked vs the typical QSR





un•cooked		the rest
55+%	digital order %	16%
~$500k	build out costs	~$1.5m+
b2b, dtc, partnerships	channels	third party, virtual
omnichannel	patron experience	multichannel
15%+	margins	2-3%

Comparables

sweetgreen
physical location centric
not profitable
$478.6m raised
DAILY HARVEST
no physical footprint
very capital intensive &
high cac
not profitable
$77.5m raised
un·cooked
highly scalable
high cltv
clear path to profitability
mission driven

Vision And Strategy

Community growth, and expansion

Near Term

- Build out digital infrastructure to offer **1 day shipping.**
- Grow run rate to **$5M.***
- Look for 2 additional locations **informed by our community.**
- Open a 3 **partnership locations.**
- Expand b2b presence in **local grocers and specialty stores.**

**Click here for important information regarding Financial Projections which are not guaranteed.*

Medium Term

- Open a new market informed by our **community and robust 1 day ship points.**
- **Florida, Texas, Northeast,** or **California.**
- Flesh out distribution in **advance to national distribution.**

Long term

- **National distribution** in all major markets.
- Be the first **omnichannel food business in the USA** offering whole plant-based food at scale!


1 physical locations
2 direct to consumer
3 partnerships
4 b2b
Come take this omnichannel model nationwide with us!

Funding

Bootstrapped **to prove the concept!**

We have a laser focus on doing business the right way, and only bringing people on board that believe in what we are doing.

Founders

Our family



Jeremy
The "Why" CEO

- 10+ years experience in health and wellness
- 3 years in b2b sales with national brands
- Expert in finding win-win-win opportunities

—

Kaitlyn

The "How" CBO

- Spearheads creative vision and branding for uncooked
- Leads the charge for all logistics, planning and packaging
- Leader of the most profitable division of one of the largest corrugated companies in North America

—

Carole

The "What" COO

- 15 years experience as a plant-based Chef
- Highest rated plant-based chef in Chicago
- The creative force behind un·cooked's food
- Sparkplug to our culture

Team

	Jeremy Jones	Founder	Co-founder of uncooked
	Kaitlyn Jones	Founder	
	Carole Jones	Founder	

Perks

$150	100 points added to our Uncooked Loyalty Programs for exclusive offers
$500	The $150 perks Early access to new menu and supplement releases 3 months of 20% off all food
$1,000	The $500 perks Investors will receive a $100 credit for every $1,000 invested (up to $5,000). You will also get access to new investor-exclusive, in-culture events
$5,000	The $1,000 perks Early invites to enriching food and cocktail tastings, fitness, nutrition and holistic wellness classes, featuring our dynamic Uncooked community members 25% off supplement regimen with consultation Meal plan subscriptions ($250 value)
$10,000	The $1,000 perks 150 points (250 total) added to our Uncooked Loyalty Program for exclusive offers
$25,000	The $10,000 perks A curated multi-course dining experience with a custom menu for your group of 6
$50,000	The $5,000 perks Meal plan subscriptions $250 value ($500 total) Annual investor party Founder Dinner with Flight to Chicago and Hotel

FAQ

What must I do to receive my equity or cash in the event of the conversion of my Crowd SAFE?	Suppose the Company converts the Crowd SAFE as a result of an equity financing. In that case, you must open a custodial account with the custodian and sign subscription documentation to receive the equity securities. The Company will notify you of the conversion trigger, and you must complete necessary documentation within 30 days of such notice. If you do not complete the required documentation with that time frame, you will only be able to receive an amount of cash equal to (or less in some circumstances) your investment amount. Unclaimed cash will be subject to relevant escheatment laws. For more information, see the Crowd SAFE for this offering.
	If the conversion of the Crowd SAFE is triggered as a result of a Liquidity Event (e.g. M&A or an IPO), then you will be required to select between receiving a cash payment (equal to your investment amount or a lesser amount) or equity. You are required to make your selection (and complete any relevant documentation) within 30 days of such receiving notice from the Company of the conversion trigger, otherwise you will receive the cash payment option, which will be subject to relevant escheatment laws. The equity consideration varies depending on whether the Liquidity Event occurs before or after an equity financing. For more information, see the Crowd SAFE for this offering.
How do I earn a return?	We are using Republic's Crowd SAFE security. Learn how this translates into a return on investment here.

EXHIBIT C

Form of Security

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

Uncooked LLC

Crowd SAFE
(Crowdfunding Simple Agreement for Future Equity)

Series 2022

THIS CERTIFIES THAT in exchange for the payment by [Investor Name] (the "**Investor**", and together with all other Series 2022 Crowd SAFE holders, "**Investors**") of $[________] (the "**Purchase Amount**") on or about [Date of Crowd SAFE], Uncooked LLC, an Illinois limited liability company (the "**Company**"), hereby issues to the Investor the right to certain units of the Company's Equity Interests (defined below), subject to the terms set forth below.

The "**Valuation Cap**" is **$15,000,000**.

See Section 2 for certain additional defined terms.

1. ***Events***

(a) **Equity Financing**.

(i) If an Equity Financing occurs before this instrument terminates in accordance with Sections 1(b)-(d) ("**First Equity Financing**"), the Company shall promptly notify the Investor of the closing of the First Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Purchase Amount to Equity Interests; or (2) issue to the Investor a number of units of the CF Shadow Series of the Equity Interests (whether Preferred Securities or another class issued by the Company), as applicable, sold in the First Equity Financing. The number of units of the CF Shadow Series of such Equity Interests shall equal the quotient obtained by dividing (x) the Purchase Amount by (y) the **First Equity Financing Price** (as defined below).

(ii) If the Company elects to continue the term of this Crowd SAFE past the First Equity Financing and another Equity Financing occurs before the termination of this Crowd SAFE in

- 1 -

Nominee – LLC – Cap Only – Jan. 2022

accordance with Sections 1(b)-(d) (each, a "**Subsequent Equity Financing**"), the Company shall promptly notify the Investor of the closing of the Subsequent Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Investor's Purchase Amount to Equity Interests; or (2) issue to the Investor a number of units of the CF Shadow Series of the Equity Interests (whether Preferred Securities or another class issued by the Company) sold in the Subsequent Equity Financing. The number of units of the CF Shadow Series of such Equity Interests shall equal to the quotient obtained by dividing (x) the Purchase Amount by (y) the First Equity Financing Price.

       (b)   **Liquidity Event**.

       (i)   If there is a Liquidity Event before the termination of this instrument and before any Equity Financing, the Investor must select, at its option, within thirty (30) days of receiving notice (whether actual or constructive), either (1) to receive a cash payment equal to the Purchase Amount (or a lesser amount as described below) or (2) to receive from the Company a number of units of Common Securities equal to the Purchase Amount (or a lesser amount as described below) divided by the Liquidity Price.

       (ii)   If there is a Liquidity Event after one or more Equity Financings have occurred but before the termination of this instrument, the Investor must select, at its option, within thirty (30) days of receiving notice (whether actual or constructive), either (1) to receive a cash payment equal to the Purchase Amount (or a lesser amount as described below) or (2) to receive from the Company a number of units of the most recent issued Equity Interests (whether Preferred Securities or another class issued by the Company) equal to the Purchase Amount divided by the First Equity Financing Price. Units of Equity Interests granted in connection therewith shall have the same liquidation rights and preferences as the units of Equity Interests issued in connection with the Company's most recent Equity Financing.

       (iii)   If there are not enough funds to pay the Investor and holders of other Crowd SAFEs (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts. In connection with this Section 1(b), the Purchase Amount (or a lesser amount as described below) will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event.

       Notwithstanding Sections 1(b)(i)(2) or 1(b)(ii)(2), if the Company's managers (or board of directors if the Company is a corporation) determines in good faith that delivery of Equity Interests to the Investor pursuant to Section 1(b)(i)(2) or Section 1(b)(ii)(2) would violate applicable law, rule or regulation, then the Company shall deliver to Investor in lieu thereof, a cash payment equal to the fair market value of such Equity Interests, as determined in good faith by the Company's manager(s) (or board of directors if the Company becomes a corporation).

       (c)   **Dissolution Event**.   If there is a Dissolution Event before this instrument terminates in accordance with Sections 1(a) or 1(b), subject to the preferences applicable to any series of Preferred Securities, the Company will distribute its entire assets legally available for distribution with equal priority among the (i) Investors (on an as converted basis based on a valuation of Common Securities as determined in good faith by the Company's manager(s) (or board of directors if the Company becomes a corporation) at the time of Dissolution Event), (ii) all other holders of instruments sharing in the assets of the Company at the same priority as holders of Common Securities upon a Dissolution Event and (iii) and all holders of Common Securities.

(d)   **Termination**. This instrument will terminate (without relieving the Company or the Investor of any obligations arising from a prior breach of or non-compliance with this instrument) upon the earlier to occur: (i) the issuance of units, whether in Equity Interests or in the CF Shadow Series or Common Securities to the Investor pursuant to Section 1(a) or Section 1(b); or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to Sections 1(b) or 1(c).

2. *Definitions*

"**CF Shadow Series**" shall mean a non-voting series of Equity Interests that is otherwise identical in all respects to the units of Equity Interests (whether Preferred Securities or another class issued by the Company) issued in the relevant Equity Financing (e.g., if the Company sells Series A Preferred Securities in an Equity Financing, the Shadow Series would be Series A-CF Preferred Securities), except that:

(i)   CF Shadow Series members shall have no voting rights and shall not be entitled to vote on any matter that is submitted to a vote or for the consent of the members of the Company; and

(ii)   CF Shadow Series members have no information or inspection rights, except with respect to such rights deemed not waivable by laws.

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors or manager(s), (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**Common Securities**" means common limited liability company membership units of the Company or common stock of the Company, if the Company is restructured as a corporation, including the securities issuable upon the conversion of this instrument pursuant to Section 1(a) or 1(b). For purposes of this Crowd SAFE, "common limited liability company membership units" refers to those interests in the Company that, as of the relevant event, would be last to receive a repayment of all capital contributions made in respect of such interests.

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors, (iii) the commencement of a case (whether voluntary or involuntary) seeking relief under Title 11 of the United States Code (the "Bankruptcy Code"), or (iv) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

"**Equity Financing**" shall mean the next sale (or series of related sales) by the Company of its Equity Interests to one or more third parties following the date of this instrument from which the Company receives gross proceeds of not less than **$1,000,000** cash or cash equivalent (excluding the conversion of any instruments convertible into or exercisable or exchangeable for Equity Interests, such as SAFEs or convertible promissory notes) with the principal purpose of raising capital.

"**Equity Interests**" shall mean Common Securities, Preferred Securities, any other capital or profits interest of the Company or any securities convertible into, exchangeable for or conferring the right to purchase (with or without additional consideration) Common Securities or Preferred Securities, except in each case, (i) any security granted, issued and/or sold by the Company to any director, officer, employee, advisor or consultant of the Company in such capacity for the primary purpose of soliciting or retaining his, her or its services, (ii) any convertible promissory notes issued by the Company, and (iii) any SAFEs issued.

"**First Equity Financing Price**" shall mean (x) if the pre-money valuation of the Company immediately prior to the First Equity Financing is less than <u>or</u> equal to the Valuation Cap, the lowest price per share of the Equity Securities sold in the First Equity Financing or (y) if the pre-money valuation of the Company immediately prior to the First Equity Financing is greater than the Valuation Cap, the SAFE Price.

"**Fully Diluted Capitalization**" shall mean the aggregate number, as of immediately prior to the First Equity Financing, of issued and outstanding units of Equity Interests, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including units of convertible Preferred Securities and all outstanding vested or unvested options or warrants to purchase Equity Interests, but excluding (i) the issuance of all units of Equity Interests reserved and available for future issuance under any of the Company's existing equity incentive plans, (ii) convertible promissory notes issued by the Company, (iii) any SAFEs, and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

"**Intermediary**" means OpenDeal Portal LLC, a registered securities crowdfunding portal CRD#283874, or a qualified successor.

"**IPO**" means: (A) the completion of an underwritten initial public offering of Equity Interests by the Company pursuant to: (I) a final prospectus for which a receipt is issued by a securities commission of the United States or of a province of Canada, or (II) a registration statement which has been filed with the United States Securities and Exchange Commission and is declared effective to enable the sale of Equity Interests by the Company to the public, which in each case results in such equity securities being listed and posted for trading or quoted on a recognized exchange; (B) the Company's initial listing of its Equity Interests (other than shares of Equity Interests not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Company with the SEC that registers shares of existing Equity Interests of the Company for resale, as approved by the Company's managers, where such listing shall not be deemed to be an underwritten offering and shall not involve any underwriting services; or (C) the completion of a reverse merger or take-over whereby an entity (I) whose securities are listed and posted for trading or quoted on a recognized exchange, or (II) is a reporting issuer in the United States or the equivalent in any foreign jurisdiction, acquires all of the issued and outstanding Equity Interests of the Company.

"**Liquidity Capitalization**" means the number, as of immediately prior to the Liquidity Event, of units of the Company's Equity Interests (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) units of Equity Interests reserved and available for future grant under any equity incentive or similar plan; (ii) any SAFEs; (iii) convertible promissory notes; and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

"**Liquidity Event**" means a Change of Control or an IPO.

"**Liquidity Price**" means the price per unit equal to (x) the Valuation Cap divided by (y) the Liquidity Capitalization.

"**Lock-up Period**" means the period commencing on the date of the final prospectus relating to the Company's IPO, and ending on the date specified by the Company and the managing underwriter(s). Such period shall not exceed one hundred eighty (180) days, or such other period as may be requested by the Company or an underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports, and (ii) analyst recommendations and opinions.

"**Preferred Securities**" means the preferred limited liability company membership units of the Company or preferred stock of the Company, if the Company is restructured as a corporation.

"**Regulation CF**" means Regulation Crowdfunding promulgated under the Securities Act.

"**SAFE**" means any simple agreement for future equity (or other similar agreement), including a Crowd SAFE, which is issued by the Company for bona fide financing purposes and which may convert into Equity Interests in accordance with its terms.

"**SAFE Price**" means the price per unit equal to (x) the Valuation Cap divided by (y) the Fully Diluted Capitalization.

3. *Company Representations*

(a)   The Company is a limited liability company duly organized, validly existing and in good standing under the laws of the state of its organization, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b)   The execution, delivery and performance by the Company of this instrument is within the power of the Company and, other than with respect to the actions to be taken when equity is to be issued to the Investor, has been duly authorized by all necessary actions on the part of the Company. This instrument constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of the Company, it is not in violation of (i) its current charter or bylaws; (ii) any material statute, rule or regulation applicable to the Company; or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

(c)   The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(d)   No consents or approvals are required in connection with the performance of this instrument, other than: (i) approvals from the Company's members or board of managers; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of units of CF Shadow Series issuable pursuant to Section 1.

(e)   If the Company, prior to the conversion of this instrument, is restructured as a corporation, then it shall reserve from its authorized but unissued shares of Equity Interests for issuance and delivery upon the conversion of this instrument, such number of shares of the Equity Interests as necessary to effect the conversion contemplated by this instrument, and, from time to time, will take all steps necessary to amend its charter to provide sufficient authorized numbers of shares of the Equity Interests issuable upon the conversion of this instrument. All such shares shall be duly authorized, and when issued upon any such conversion, shall be validly issued, fully paid and non-assessable, free and clear of all liens, security interests, charges and other encumbrances or restrictions on sale and free and clear of all preemptive rights, except encumbrances or restrictions arising under federal or state securities laws.

(f)   The Company is (i) not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act, (ii) not an investment company as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**"), and is not excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act, (iii) not disqualified from selling securities under Rule 503(a) of Regulation CF, (iv) not barred from selling securities under Section 4(a)(6) of the Securities Act due to a failure to make timely annual report filings, (vi) not planning to engage in a merger or acquisition with an unidentified company or companies, and (vii) organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

(g)   The Company has, or will shortly after the issuance of this instrument, engage a transfer agent registered with the U.S. Securities and Exchange Commission to act as the sole registrar and transfer agent for the Company with respect to the Crowd SAFE.

4. *Investor Representations*

(a)   The Investor has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder. This instrument constitutes a valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b)   The Investor has been advised that this instrument and the underlying securities have not been registered under the Securities Act or any state securities laws and are offered and sold hereby pursuant to Section 4(a)(6) of the Securities Act. The Investor understands that neither this instrument nor the underlying securities may be resold or otherwise transferred unless they are registered under the Securities Act and applicable state securities laws or pursuant to Rule 501 of Regulation CF, in which case certain state transfer restrictions may apply.

(c)   The Investor is purchasing this instrument and the securities to be acquired by the Investor hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same. The Investor understands that the Securities have not been, and will not be, registered under the Securities Act or any state securities laws, by reason of specific exemptions under the provisions thereof which depend upon, among other things, the bona fide nature of the investment intent and the accuracy of each Investor's representations as expressed herein.

(d)   The Investor acknowledges, and is purchasing this instrument in compliance with, the investment limitations set forth in Rule 100(a)(2) of Regulation CF, promulgated under Section 4(a)(6)(B) of the Securities Act.

(e)   The Investor acknowledges that the Investor has received all the information the Investor has requested from the Company and the Investor considers necessary or appropriate for deciding whether to acquire this instrument and the underlying securities, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information given to the Investor. In deciding to purchase this instrument, the Investor is not relying on the advice or recommendations of the Company or of the Intermediary and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate for the Investor. The Investor understands that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

(f)　　　The Investor understands and acknowledges that as a Crowd SAFE investor, the Investor shall have no voting, information or inspection rights, aside from any disclosure requirements the Company is required to make under relevant securities regulations.

(g)　　　The Investor understands that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

(h)　　　The Investor is not (i) a citizen or resident of a geographic area in which the purchase or holding of the Crowd SAFE and the underlying securities is prohibited by applicable law, decree, regulation, treaty, or administrative act, (ii) a citizen or resident of, or located in, a geographic area that is subject to U.S. or other applicable sanctions or embargoes, or (iii) an individual, or an individual employed by or associated with an entity, identified on the U.S. Department of Commerce's Denied Persons or Entity List, the U.S. Department of Treasury's Specially Designated Nationals List, the U.S. Department of State's Debarred Parties List or other applicable sanctions lists. Investor hereby represents and agrees that if Investor's country of residence or other circumstances change such that the above representations are no longer accurate, Investor will immediately notify Company. Investor further represents and warrants that it will not knowingly sell or otherwise transfer any interest in the Crowd SAFE or the underlying securities to a party subject to U.S. or other applicable sanctions.

(i)　　　If the Investor is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Investor hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation, subscription and payment for, and continued ownership of, its beneficial interest in the Crowd SAFE and the underlying securities will not violate any applicable securities or other laws of the Investor's jurisdiction, including (i) the legal requirements within its jurisdiction for the subscription and the purchase of its beneficial interest in the Crowd SAFE; (ii) any foreign exchange restrictions applicable to such subscription and purchase; (iii) any governmental or other consents that may need to be obtained; and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, conversion, redemption, sale, or transfer of its beneficial interest in the Crowd SAFE and the underlying securities. The Investor acknowledges that the Company has taken no action in foreign jurisdictions with respect to the Crowd SAFE (and the Investor's beneficial interest therein) and the underlying securities.

(j)　　　If the Investor is a corporate entity: (i) such corporate entity is duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to enter into this Crowd SAFE; (ii) the execution, delivery and performance by the Investor of the Crowd SAFE is within the power of the Investor and has been duly authorized by all necessary actions on the part of the Investor; (iii) to the knowledge of the Investor, it is not in violation of its current charter or bylaws, any material statute, rule or regulation applicable to the Investor; and (iv) the performance of this Crowd SAFE does not and will not violate any material judgment, statute, rule or regulation applicable to the

Investor; result in the acceleration of any material indenture or contract to which the Investor is a party or by which it is bound, or otherwise result in the creation or imposition of any lien upon the Purchase Amount.

(k)   The Investor further acknowledges that it has read, understood, and had ample opportunity to ask Company questions about its business plans, "Risk Factors," and all other information presented in the Company's Form C and the offering documentation filed with the SEC.

(l)   The Investor represents that the Investor understands the substantial likelihood that the Investor will suffer a **TOTAL LOSS** of all capital invested, and that Investor is prepared to bear the risk of such total loss.

5. *Transfer Restrictions*.

(a)   The Investor hereby agrees that during the Lock-up Period it will not, without the prior written consent of the managing underwriter: (A) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any units of Equity Interests or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Equity Interests (whether such units or any such securities are then owned by the Investor or are thereafter acquired); or (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities; whether any such transaction described in clause (A) or (B) above is to be settled by delivery of Equity Interests or other securities, in cash, or otherwise.

(b)   The foregoing provisions of Section 5(a) will: (x) apply only to the IPO and will not apply to the sale of any of the Company's securities issued to an underwriter pursuant to an underwriting agreement; (y) not apply to the transfer of any Company's securities to any trust for the direct or indirect benefit of the Investor or the immediate family of the Investor, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer will not involve a disposition for value; and (z) be applicable to the Investor only if all managers, officers and directors of the Company are subject to the same restrictions and the Company uses commercially reasonable efforts to obtain a similar agreement from all members individually owning more than 5% of the outstanding Common Securities or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Securities. Notwithstanding anything herein to the contrary, the underwriters in connection with the IPO are intended third-party beneficiaries of Section 5(a) and will have the right, power and authority to enforce the provisions hereof as though they were a party hereto. The Investor further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with the IPO that are consistent with Section 5(a) or that are necessary to give further effect thereto.

(c)   In order to enforce the foregoing covenant, the Company may impose stop transfer instructions with respect to the Investor's registrable securities of the Company (and the Company securities or securities of every other person subject to the foregoing restriction) until the end of the Lock-up Period. The Investor agrees that a legend reading substantially as follows will be placed on all certificates representing all of the Investor's registrable securities of the Company (and the securities of the Company held by every other person subject to the restriction contained in Section 5(a)):

THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE COMPANY'S REGISTRATION STATEMENT FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN THE COMPANY AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY

BE OBTAINED AT THE COMPANY'S PRINCIPAL OFFICE. SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES.

(d)   Without in any way limiting the representations and warranties set forth in Section 4 above, the Investor further agrees not to make any disposition of all or any portion of this instrument or the underlying securities unless and until the transferee has agreed in writing for the benefit of the Company to make the representations and warranties set out in Section 4 and the undertaking set out in Section 5(a) and:

(i)   There is then in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or

(ii)   The Investor shall have notified the Company of the proposed disposition and shall have furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition and, if reasonably requested by the Company, the Investor shall have furnished the Company with an opinion of counsel reasonably satisfactory to the Company that such disposition will not require registration of such securities under the Securities Act.

(e)   The Investor agrees that it shall not make any disposition of this instrument or any underlying securities to any of the Company's competitors, as determined by the Company in good faith.

(f)   The Investor understands and agrees that the Company will place the legend set forth below or a similar legend on any book entry or other forms of notation evidencing this Crowd SAFE and any certificates evidencing the underlying securities, together with any other legends that may be required by state or federal securities laws, the Company's charter or bylaws, any other agreement between the Investor and the Company or any agreement between the Investor and any third party:

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

6. *Miscellaneous*

(a)   The Investor agrees to execute the Nominee Rider and Waiver, attached hereto as Exhibit A contemporaneously and in connection with the purchase of this Crowd SAFE.

(b)   The Investor agrees to take any and all actions determined in good faith by the Company's board of managers or equivalent governance body to be advisable to reorganize this instrument and any Equity Interests issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd SAFEs.

(c)   Any provision of this instrument may be amended, waived or modified only upon the written consent of either (i) the Company and the Investor, or (ii) the Company and the majority of the Investors (calculated based on the Purchase Amount of each Investors Crowd SAFE).

(d)   Any notice required or permitted by this instrument will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(e)   The Investor is not entitled, as a holder of this instrument, to vote or receive dividends or be deemed the holder of Equity Interests for any purpose, nor will anything contained herein be construed to confer on the Investor, as such, any of the rights of a member of the Company or any right to vote for the election of directors/manager(s) or upon any matter submitted to member at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise until units have been issued upon the terms described herein.

(f)   Neither this instrument nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other; *provided, however*, that this instrument and/or the rights contained herein may be assigned without the Company's consent by the Investor to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Investor, including, without limitation, any general partner, managing member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or units the same management company with, the Investor; and *provided, further*, that the Company may assign this instrument in whole, without the consent of the Investor, in connection with a reincorporation to change the Company's domicile or organizational form.

(g)   In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(h)   All securities issued under this instrument may be issued in whole or fractional parts, in the Company's sole discretion.

(i)   All rights and obligations hereunder will be governed by the laws of the State of **Illinois**, without regard to the conflicts of law provisions of such jurisdiction.

(j)   Any dispute, controversy or claim arising out of, relating to or in connection with this instrument, including the breach or validity thereof, shall be determined by final and binding arbitration administered by the American Arbitration Association (the "**AAA**") under its Commercial Arbitration Rules and Mediation Procedures ("**Commercial Rules**"). The award rendered by the arbitrator shall be final, non-appealable and binding on the parties and may be entered and enforced in any court having jurisdiction. There shall be one arbitrator agreed to by the parties within twenty (20) days of receipt by respondent of the request for arbitration or, in default thereof, appointed by the AAA in accordance with its Commercial Rules. The place of arbitration shall be **Chicago, Illinois**. Except as may be required by law or to protect a legal right, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

(k)   The parties acknowledge and agree that for United States federal and state income tax purposes this Crowd SAFE is, and at all times has been, intended to be characterized as stock, and more particularly as common stock for purposes of Sections 304, 305, 306, 354, 368, 1036 and 1202 of the Internal Revenue Code of 1986, as amended. Accordingly, the parties agree to treat this Crowd SAFE consistent with the foregoing intent for all United States federal and state income tax purposes (including, without limitation, on their respective tax returns or other informational statements).

(l)   The Investor agrees any action contemplated by this Crowd SAFE and requested by the Company must be completed by the Investor within thirty (30) calendar days of receipt of the relevant notice (whether actual or constructive) to the Investor.

(m)   In the event the Investor, together with its affiliates, purchases one or more Crowd SAFEs with an aggregate Purchase Amount equal to or exceeding **$50,000** (a "**Major Investor**"), the Company shall provide the Investor with at least ten (10) business days prior written notice of the First Equity Financing, including the price and terms thereof. The Major Investor shall have a right to convert, in its sole discretion, any Crowd SAFEs then held by the Major Investor upon the closing of the First Equity Financing into a number of units of the CF Shadow Series of Equity Interests in accordance with Section 1(a). For the avoidance of doubt, this clause shall only apply to the Purchase Amount from the current Offering of the Company's units and will not be integrated with any previous offerings of the Company's units.

(n)   In the event the Investor, together with its affiliates, purchases one or more Crowd SAFEs with an aggregate Purchase Amount equal to or exceeding **$50,000** (a "**Major Investor**"), the Company shall provide the Investor with at least ten (10) business days prior written notice ("**Notice**") including the price and terms thereof of the First Equity Financing consisting of any new equity securities other than Excluded Securities (such Securities other than Excluded Securities the "**New Securities)**. The Investor shall have the right, upon Notice from the Company, within ten (10) days following receipt of the Notice, whether such Notice is provided before or after the issuance (the "**Exercise Period**"), to elect to subscribe for, at the price and on the terms stated in the Notice, such number of New Securities equal to the product obtained by multiplying the number of New Securities (calculated on an as-converted basis) by a fraction, the numerator of which is the Common Securities (calculated on an as-converted basis) held by the Investor on the date of such Notice (and prior to the issuance) and the denominator of which is the total number of Common Securities (calculated on an as-converted basis) issued and outstanding on the date of such Notice (and prior to the issuance); provided, however, the denominator shall not include units of Common Securities reserved and available for future grant under any equity incentive or similar plan of the Company. If all or any portion of the New Securities are not subscribed to by the Investor as described above, then the Company may, at its election, during a period of thirty (30) days following the expiration of the Exercise Period, issue the remaining New Securities to other parties at a price and upon terms not more favorable than those stated in such Notice. In the event the Company has not issued the New Securities within such thirty (30) day period, the Company shall not thereafter issue any New Securities without first offering such securities to the Investor in the manner provided in this clause. Failure by the Investor to exercise its option to subscribe with respect to one offering and issuance of New Securities shall not affect its option to subscribe for equity securities in any subsequent offering and issuance. This clause shall not apply to "**Excluded Securities**" issued by the Company which shall mean (i) securities issued as a dividend or distribution on outstanding securities, (ii) securities issued upon conversion or exercise of outstanding securities, (iii) securities issued to employees, directors or consultants pursuant to a plan, agreement or arrangement approved by the Company's manager(s) (or board of directors if the Company becomes a corporation), (iv) securities issued pursuant to the acquisition of another corporation or its assets by the Company, or (v) up to one million dollars ($1,000,000) in securities issued by the Company annually to fund obligations to make cash dividends or interest payments on outstanding securities.

(*Signature page follows*)

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

Uncooked LLC

By: _____

Name: Jeremy Jones, Manager and CEO

Address: 210 North Carpenter Street, Chicago, IL 60607

Email: jeremy@eatuncooked.com

INVESTOR:
By:
Name:

Nominee Rider and Waiver

Nominee Rider and Waiver

Republic Investment Services LLC (f/k/a NextSeed Services, LLC) (the "**Nominee**") is hereby appointed to act on behalf of the Investor as agent and proxy in all respects under the Crowd SAFE Series 2022 issued by Uncooked LLC (the "**Security**"), to receive all notices and communications on behalf of the Investor, cause the Security or any securities which may be acquired upon conversion thereof (the "**Conversion Securities**") to be custodied with a qualified custodian, and, to the extent the Securities or Conversion Securities are entitled to vote at any meeting or take action by consent, Nominee is authorized and empowered to vote and act on behalf of Investor in all respects thereto until the expiry of the Term (as defined below) (collectively the "**Nominee Services**"). Defined terms used in this Nominee Rider are controlled by the Security unless otherwise defined.

Nominee shall vote all such Securities and Conversion Securities consistently with at the direction of the Chief Executive Officer of Uncooked LLC. Neither Nominee nor any of its affiliates nor any of their respective officers, partners, equity holders, managers, officers, directors, employees, agents or representatives shall be liable to Investor for any action taken or omitted to be taken by it hereunder, or in connection herewith or therewith, except for damages caused by its or their own recklessness or willful misconduct.

Upon any conversion of the Securities into Conversion Securities of the Company, in accordance with the terms of the Securities, Nominee will execute and deliver to the Issuer all transaction documents related to such transaction or other corporate event causing the conversion of the Securities in accordance therewith; *provided,* that such transaction documents are the same documents to be entered into by all holders of other Securities of the same class issued by the Company that will convert in connection with the equity financing or corporate event and being the same as the purchasers in the equity financing or corporate transaction. The Investor acknowledges and agrees, as part of the process, the Nominee may open an account in the name of the Investor with a qualified custodian and allow the qualified custodian to take custody of the Conversion Securities in exchange for a corresponding beneficial interest held by the Investor. Upon any such conversion or changing of title, Nominee will take reasonable steps to send notice to the Investor, using the last known contact information of such Investor.

The "**Term**" the Nominee Services will be provided will be the earlier of the time which the Securities or any Conversion Securities are (i) terminated, (ii) registered under the Exchange Act, or (iii) the time which the Nominee, the Investor and the Company mutually agree to terminate the Nominee Services.

To the extent you provide the Issuer with any personally identifiable information in connection with your election to invest in the Securities, the Issuer and its affiliates may share such information with the Nominee, the Intermediary, and the appointed transfer agent for the Securities solely for the purposes of facilitating the offering of the Securities and for each party to provide services with respect to the ownership and administration of the Securities. Investor irrevocably consents to such uses of Investor's personally identifiable information for these purposes during the Term and Investor acknowledges that the use of such personally identifiable information is necessary for the Nominee to provide the Nominee Services.

(Remainder of Page Intentionally Blank – Signature Page to Follow)

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

INVESTOR:

By:

Name:

Date:

NOMINEE:

Republic Investment Services LLC

By:

Name: Youngro Lee, President

Date:

COMPANY:

Uncooked LLC

By: _____

Name: Jeremy Jones, Manager and CEO

Date:

EXHIBIT D

Video Transcript

But I really believe that he got sick. So that I, some way, or other could find this and carry it to the world. I found a whole new way of looking at what we consume, how it affects us, how we can actually co-create either health or sickness. It was a very empowering, uh, difficult moment, 14, 15 years later, I can bring it by now to thousands and thousands of people.

I found uncooked right around the time they opened, which was during a very treacherous, challenging time in my life. I was going through cancer treatment. It sounds trite, but ouncooked and this community has been a huge part of my healing. And I've been so grateful to, um, be with you guys from the beginning.

You feel that vision, the values, the mission, because the people live it and they breathe it. We have a beautiful community around us, bettering their lives. Bettering their health. Having access to a subscription plan with uncooked and having the convenience of the app allows me to insert these meals and supplements and juices that make me feel really good and help me stay aligned.

So it all fuels this holistic feeling or intention of being my highest self. And I think that's what uncooked wants as well. Just an instant connection with people who are in uncooked, because I know that we, we have some core values in common, one being community, authentic connection. I always get that from Jeremy and Carol, and two fueling your body with whole foods, making that a priority, making that a lifestyle.

Not only are they making plant-based food, which is better for the environment because it has less carbon emissions. It has less of an agricultural impact. It's more sustainable and regenerative, but they also have all compostable packaging. I think that's a really great addition to the fact that not only does the food tastes good, but you know that by supporting this local business, you're not only supporting the community, but you're making a wider impact in terms of the environment.

But from the first time I stepped in that space, I knew that it was bigger than just a mill was incredibly inviting for me to be curious, eating uncooked really does open up anybody's perspective on how to eat healthy, eat plant-based and just have open perspective of cuisine that isn't only meat based.

I'm a Texas boy and I love my steaks, but I do it love to incorporate it into my diet. And I feel so welcomed. And I learned so much when I'm in the space because there's a certain type of person that's attracted to that space and attracted to that energy in that food. And so having a common place to come together is special and something beautiful comes from that.

So it's beyond just the food. It's been so awesome being able to see the growth of many healthy plant-based options, like uncooked to help people find better access to not only healthy, but delicious, creative, tasty plant-based foods that can help patients and people in general, to be more healthy from the inside out.

Our vision for the future is to democratize access to health food. And to do it with people you love and settings that you love and invokes passion everybody should have in the country should have access to craveable plants. You don't have to be vegan. You don't have to be vegetarian. You don't have to be paleo or whatever else you have to like good food and you have to want to be healthy.

Those are the only caveats, the barriers to entry for our cooked. The shape that that'll take is locations in all major cities across the country. A fully, digitally enabled platform where you can subscribe an order on cooked directly to your door locally delivered, where you're not getting things shipped from New York, all the way to California and in a setting where you get to go and meet and interact with people that really inspire you and in a community that is really interactive, not transactional.

What we're offering is a cornerstone of a community and a place where people can connect. On top of that structure, we're offering easy access to whole plant-based foods and supplements that nourish your wellbeing and continue to create upward momentum on your journey to better yourself. Uncooked is on an incredible journey.

So come join us.

Testing the Waters Materials





Company Name	uncooked
Logo	
Headline	The un-restaurant: an omnichannel plant-based food company
Slides	

Tags	B2C, Food, Nutrition, Coming Soon, Crowd SAFE, Companies, $500K+ revenue, B2B, Bootstrapped, Women Founders

Pitch text	

Summary

- 100% whole plant-based food, chef crafted, and zero waste
- 212% growth YoY
- $1M+ in lifetime sales
- Projecting $5M run rate by 2023
- 55% of revenue comes from digital channel
- 5 stars across all review platforms

Problem

The typical Quick Serve Restaurant (QSR) is:

low margin
3-5%
avg restaurant
gross profit

high waste
22-33B lbs
of food waste is generated
by restaurants every year

toxic
1100cal
average
fast food meal

high turnover
144%
average
turnover rate



Solution

Imagine a world where you can make a selfless choice by making a selfish one

Un·cooked is a plant-based food company revolutionizing the way people consume healthy food.

Unlocking the power of plants to transform our collective well-being, our communities, and the planet.

Come feed tomorrow with us!


un·cooked
the un·restaurant

—

Mission driven
Omnichannel
Experiential
Return to source

—


restaurant comes from the french root word restaurer, which means to restore.
we aim to bring our industry back to its roots.

Product

Food for all times of the day!

Uncooked sells a variety of healthful and delicious foods and beverages, including: bowls, sushi, overnight oats, smoothies, smoothie bowls, muffins and

donuts, cake cups, coffee, and infused/zero-proof cocktails.



Traction

212% Year over Year growth



$1M+ lifetime revenue

$150k+ revenue for Q1 2022

$1.5M run-rate for 2022

$10M forecasted run-rate by 2024



55+%
of revenue is
digital
2k+ total app downloads
80% of app orders for pick-up
members order 1.5 times/week
3k+ unique digital orders
90% patron retention
*Numbers since June 21, 2021
Good evening
Triniti
Order Now
Your un-cooked points

In the news



Sesame Noodle Bowl at Uncooked
Ed Tinoco
Next Restaurant
"The creamy almond-based sauce adds rich umami notes to the kelp noodles. It's the kind of flavor that you rarely see at fast-casual spots these days."
210 N. Carpenter St., West Loop
ED TINOCO
CHICAGO MAGAZINE
Executive Chef of Michelin Star Restaurant 'Next', Ed Tinoco's favorite take-out

Chicago Tribune
THE INFATUATION
BLOCK CLUB CHICAGO
TimeOut
CHICAGO'S VERY OWN WGN9

Customers

Identifying our demographic

Customer Values

health-minded
digitally native
curious
conscious
desire to return to source



"I am a meat eater. I've been trying to cut carbs, and eat healthier. I ordered uncooked today, and WOW. It was like I was eating art."
-Jim

"I LOVE un•cooked! I'm so thrilled that I can order healthy and affordable food that just so happens to taste amazing!"
-Francesca

Customer breakdown



un•cooked loyalty

1.4 orders per week
90% retention rate

customer value

$28 avg order value vs $12 (national avg)
$2,000+ lifetime value
$6 acquisition cost

Business Model

4 revenue channels



1. Physical locations

	us vs our competition
cost of goods sold	22% vs 35%
build out costs	~$500k vs $1.5m+
order fulfillment	digital, in-store, last mile
labor costs	20% vs 30%+
margins	15+% vs 2-3%

embodiment of our brand
conscious
relationship builder
center of our community
zero waste

2. Direct to consumers


cogs
22%
distribution cost
30%
delivery
1 day or same day
marketing cost
50%
labor costs
5%
daily harvest rev
~250M
1-day delivery
capture a whole market
what's possible

3. Partnerships


mission building
synergistic
scalable
risk reducing
brand builder
experiential
cogs
22%
marketing cost
15%
labor costs
13%
operating income
35%

4. B2B



Market

$74.2B plant-based food market by 2027

Continued aggregate growth ~12% from 2020 to 2027

66% of consumers have increased their spend on fresh food, and 75% are actively looking for healthier food.

80+% of millennials and gen-x expect companies to publicly commit to doing good.

Competition

Un·cooked vs the typical QSR



un·cooked
the rest
55+%
digital order %
16%
~$500k
build out costs
~$1.5m+
b2b, dtc, partnerships
channels
third party, virtual
omnichannel
patron experience
multichannel
15%+
margins
2-3%

Comparables



sweetgreen
physical location centric
not profitable
$478.6m raised
DAILY HARVEST
no physical footprint
very capital intensive &
high cac
not profitable
$77.5m raised
SELECT YOUR ITEMS
un·cooked
highly scalable
high cltv
clear path to profitability
mission driven

Vision And Strategy

Community growth, and expansion

Near Term

- Build out digital infrastructure to offer **1 day shipping.**
- Grow run rate to **$5M.***

- Look for 2 additional locations **informed by our community.**
- Open a 3 **partnership locations.**
- Expand b2b presence in **local grocers and specialty stores.**

**Click here for important information regarding Financial Projections which are not guaranteed.*

—

Medium Term

- Open a new market informed by our **community and robust 1 day ship points.**
- **Florida, Texas, Northeast,** or **California.**
- Flesh out distribution in **advance to national distribution.**

—

Long term

- **National distribution** in all major markets.
- Be the first **omnichannel food business in the USA** offering whole plant-based food at scale!


1 physical locations
2 direct to consumer
3 partnerships
4 b2b
Come take this omnichannel model nationwide with us!

Funding

Bootstrapped to prove the concept!

We have a laser focus on doing business the right way, and only bringing people on board that believe in what we are doing.

Founders

Our family



Jeremy

The "Why" CEO

- 10+ years experience in health and wellness
- 3 years in b2b sales with national brands
- Expert in finding win-win-win opportunities

—

Kaitlyn

The "How" CBO

- Spearheads creative vision and branding for uncooked
- Leads the charge for all logistics, planning and packaging
- Leader of the most profitable division of one of the largest corrugated companies in North America

—

Carole

The "What" COO

- 15 years experience as a plant-based Chef

- Highest rated plant-based chef in Chicago

- The creative force behind un·cooked's food

- Sparkplug to our culture

Team

	Carole Jones	Founder	
	Kaitlyn Jones	Founder	
	Jeremy Jones	Founder	Co-founder of uncooked

Perks

$150	100 points added to our Uncooked Loyalty Programs for exclusive offers
$500	The $150 perks Early access to new menu and supplement releases 3 months of 20% off all food
$1,000	The $500 perks Investors will receive a $100 credit for every $1,000 invested (up to $5,000). You will also get access to new investor-exclusive, in-culture events
$5,000	The $1,000 perks Early invites to enriching food and cocktail tastings, fitness, nutrition and holistic wellness classes, featuring our dynamic Uncooked community members 25% off supplement regimen with consultation Meal plan subscriptions ($250 value)
$10,000	The $1,000 perks 150 points (250 total) added to our Uncooked Loyalty Program for exclusive offers
$25,000	The $10,000 perks A curated multi-course dining experience with a custom menu for your group of 6
$50,000	The $5,000 perks Meal plan subscriptions $250 value ($500 total) Annual investor party Founder Dinner with Flight to Chicago and Hotel

FAQ

What must I do to receive my equity or cash in the event of the conversion of my Crowd SAFE?	Suppose the Company converts the Crowd SAFE as a result of an equity financing. In that case, you must open a custodial account with the custodian and sign subscription documentation to receive the equity securities. The Company will notify you of the conversion trigger, and you must complete necessary documentation within 30 days of such notice. If you do not complete the required documentation with that time frame, you will only be able to receive an amount of cash equal to (or less in some circumstances) your investment amount. Unclaimed cash will be subject to relevant escheatment laws. For more information, see the Crowd SAFE for this offering.
	If the conversion of the Crowd SAFE is triggered as a result of a Liquidity Event (e.g. M&A or an IPO), then you will be required to select between receiving a cash payment (equal to your investment amount or a lesser amount) or equity. You are required to make your selection (and complete any relevant documentation) within 30 days of such receiving notice from the Company of the conversion trigger, otherwise you will receive the cash payment option, which will be subject to relevant escheatment laws. The equity consideration varies depending on whether the Liquidity Event occurs before or after an equity financing. For more information, see the Crowd SAFE for this offering.
How do I earn a return?	We are using Republic's Crowd SAFE security. Learn how this translates into a return on investment here.

 Republic

Company Name	uncooked
Logo	
Headline	The un-restaurant: an omnichannel plant-based food company
Slides	





un·cooked

Tags	B2C, Food, Nutrition, Coming Soon, Crowd SAFE, Companies, $500K+ revenue, B2B, Bootstrapped, Women Founders

Pitch text	## Summary

- 100% whole plant-based food, chef crafted, and zero waste
- 212% growth YoY
- $1M+ in lifetime sales
- Projecting $5M run rate by 2023
- 55% of revenue comes from digital channel
- 5 stars across all review platforms

Problem

The typical Quick Serve Restaurant (QSR) is:

low margin
3-5%
avg restaurant
gross profit

high waste
22-33B lbs
of food waste is generated
by restaurants every year

toxic
1100cal
average
fast food meal

high turnover
144%
average
turnover rate



Solution

Imagine a world where you can make a selfless choice by making a selfish one

Un·cooked is a plant-based food company revolutionizing the way people consume healthy food.

Unlocking the power of plants to transform our collective well-being, our communities, and the planet.

Come feed tomorrow with us!



—

Mission driven
Omnichannel
Experiential
Return to source

—


restaurant comes from the french root word restaurer,
which means to restore.
we aim to bring our industry back to its roots.

Product

Food for all times of the day!

Uncooked sells a variety of healthful and delicious foods and beverages, including: bowls, sushi, overnight oats, smoothies, smoothie bowls, muffins and donuts, cake cups, coffee, and infused/zero-proof cocktails.


un·cooked
the power of plants

Traction

212% Year over Year growth



$1M+ lifetime revenue

$150k+ revenue for Q1 2022

$1.5M run-rate for 2022

$10M forecasted run-rate by 2024



In the news



**◄ Sesame Noodle
Bowl at Uncooked**

Ed Tinoco
Next Restaurant

"The creamy almond-based sauce adds rich umami notes to the kelp noodles. It's the kind of flavor that you rarely see at fast-casual spots these days."
210 N. Carpenter St., West Loop

CHICAGO
MAGAZINE

Executive Chef of Michelin Star Restaurant 'Next', Ed Tinoco's favorite take-out

Chicago Tribune · **THE INFATUATION** · BLOCK Club CHICAGO · **TimeOut** · CHICAGO'S VERY OWN **WGN9**

Customers

Identifying our demographic

Customer Values

health-minded
digitally native
curious
conscious
desire to return to source



"I am a meat eater. I've been trying to cut carbs, and eat healthier. I ordered uncooked today, and **WOW**. It was like I was eating art."
-Jim

"I **LOVE** un·cooked! I'm so thrilled that I can order healthy and affordable food that just so happens to taste amazing!"
-Francesca

Customer breakdown


un•cooked loyalty
1.4 orders per week
90% retention rate
customer value
$28 avg order value vs $12
(national avg)
$2,000+ lifetime value
$6 acquisition cost

Business Model

4 revenue channels


1 physical locations
2 direct to consumer
3 partnerships
4 b2b

1. Physical locations

us vs our competition

cost of goods sold	22% vs 35%
build out costs	~$500k vs $1.5m+
order fulfillment	digital, in-store, last mile
labor costs	20% vs 30%+
margins	15+% vs 2-3%

embodiment of our brand
conscious
relationship builder
center of our community
zero waste

2. Direct to consumers

cogs	22%
distribution cost	30%
delivery	1 day or same day
marketing cost	50%
labor costs	5%
daily harvest rev	~250M

1-day delivery
capture a whole market

what's possible

3. Partnerships


mission building
synergistic
scalable
risk reducing
brand builder
experiential
cogs
22%
marketing cost
15%
labor costs
13%
operating income
35%

4. B2B


nationwide reach
unique offering
passive revenue
brand builder
cogs/distribution
40-50%
labor costs
0%
total addressable market
$31B
un·cooked
the·black lemonade
un·cooked
the·watermelon cooler
ingredients:
watermelon,
un·cooked
the·apple cider
un·cooked
the·green juice
ingredients:
kale, celery,
granny smith

Market

$74.2B plant-based food market by 2027

Continued aggregate growth ~12% from 2020 to 2027

66% of consumers have increased their spend on fresh food, and 75% are actively looking for healthier food.

80+% of millennials and gen-x expect companies to publicly commit to doing good.

Competition

Un-cooked vs the typical QSR


un·cooked
the rest
55+%
digital order %
16%
~$500k
build out costs
~$1.5m+
b2b, dtc, partnerships
channels
third party, virtual
omnichannel
patron experience
multichannel
15%+
margins
2-3%

—

Comparables


sweetgreen
physical location centric
not profitable
$478.6m raised
DAILY HARVEST
no physical footprint
very capital intensive &
high cac
not profitable
$77.5m raised
un·cooked
highly scalable
high cltv
clear path to profitability
mission driven

Vision And Strategy

Community growth, and expansion

—

Near Term

- Build out digital infrastructure to offer **1 day shipping.**
- Grow run rate to **$5M.***
- Look for 2 additional locations **informed by our community.**
- Open a 3 **partnership locations.**
- Expand b2b presence in **local grocers and specialty stores.**

Click here for important information regarding Financial Projections which are not guaranteed.

—

Medium Term

- Open a new market informed by our **community and robust 1 day ship points.**
- **Florida, Texas, Northeast,** or **California.**
- Flesh out distribution in **advance to national distribution.**

—

Long term

- **National distribution** in all major markets.
- Be the first **omnichannel food business in the USA** offering whole plant-based food at scale!


1 physical locations
2 direct to consumer
3 partnerships
4 b2b
Come take this omnichannel model nationwide with us!

Funding

Bootstrapped to prove the concept!

We have a laser focus on doing business the right way, and only bringing people on board that believe in what we are doing.

Founders

Our family



Jeremy

The "Why" CEO

- 10+ years experience in health and wellness
- 3 years in b2b sales with national brands
- Expert in finding win-win-win opportunities

—

Kaitlyn

The "How" CBO

- Spearheads creative vision and branding for uncooked
- Leads the charge for all logistics, planning and packaging
- Leader of the most profitable division of one of the largest corrugated companies in North America

—

Carole

The "What" COO

- 15 years experience as a plant-based Chef
- Highest rated plant-based chef in Chicago

- The creative force behind un·cooked's food
- Sparkplug to our culture

Team

	Carole Jones	Founder	
	Kaitlyn Jones	Founder	
	Jeremy Jones	Founder	Co-founder of uncooked

Perks

$150	100 points added to our Uncooked Loyalty Programs for exclusive offers
$500	The $150 perks Early access to new menu and supplement releases 3 months of 20% off all food
$1,000	The $500 perks Investors will receive a $100 credit for every $1,000 invested (up to $5,000). You will also get access to new investor-exclusive, in-culture events

$5,000	The $1,000 perks Early invites to enriching food and cocktail tastings, fitness, nutrition and holistic wellness classes, featuring our dynamic Uncooked community members 25% off supplement regimen with consultation Meal plan subscriptions ($250 value)
$10,000	The $1,000 perks 150 points (250 total) added to our Uncooked Loyalty Program for exclusive offers
$25,000	The $10,000 perks A curated multi-course dining experience with a custom menu for your group of 6
$50,000	The $5,000 perks Meal plan subscriptions $250 value ($500 total) Annual investor party Founder Dinner with Flight to Chicago and Hotel

FAQ

What must I do to receive my equity or cash in the event of the conversion of my Crowd SAFE?	Suppose the Company converts the Crowd SAFE as a result of an equity financing. In that case, you must open a custodial account with the custodian and sign subscription documentation to receive the equity securities. The Company will notify you of the conversion trigger, and you must complete necessary documentation within 30 days of such notice. If you do not complete the required documentation with that time frame, you will only be able to receive an amount of cash equal to (or less in some circumstances) your investment amount. Unclaimed cash will be subject to relevant escheatment laws. For more information, see the Crowd SAFE for this offering.
	If the conversion of the Crowd SAFE is triggered as a result of a Liquidity Event (e.g. M&A or an IPO), then you will be required to select between receiving a cash payment (equal to your investment amount or a lesser amount) or equity. You are required to make your selection (and complete any relevant documentation) within 30 days of such receiving notice from the Company of the conversion trigger, otherwise you will receive the cash payment option, which will be subject to relevant escheatment laws. The equity consideration varies depending on whether the Liquidity Event occurs before or after an equity financing. For more information, see the Crowd SAFE for this offering.
How do I earn a return?	We are using Republic's Crowd SAFE security. Learn how this translates into a return on investment here.

Company Name Uncooked

Logo

Headline The un-restaurant: an omnichannel plant-based food company

Slides



un·cooked
the un·restaurant

Tags Women Founders, Bootstrapped, B2B, $500K+ revenue, Companies, Crowd SAFE, Coming Soon, Nutrition, Food, B2C

Summary

- 100% whole plant-based food, chef crafted, and zero waste
- 212% growth YoY
- $1M+ in lifetime sales
- Projecting $5M run rate by 2023
- 55% of revenue comes from digital channel
- 5 stars across all review platforms

Problem

The typical Quick Serve Restaurant (QSR) is:

low margin
3-5%
avg restaurant
gross profit
high waste
22-33B lbs
of food waste is generated
by restaurants every year
toxic
1100cal
average
fast food meal
high turnover
144%
average
turnover rate



Solution

Imagine a world where you can make a selfless choice by making a selfish one

Un·cooked is a plant-based food company revolutionizing the way people consume healthy food.

Unlocking the power of plants to transform our collective well-being, our communities, and the planet.

Come feed tomorrow with us!




un·cooked
the un·restaurant

—
Mission driven
Omnichannel
Experiential
Return to source
—


restaurant comes from the french root word restaurer, which means to restore.
we aim to bring our industry back to its roots.

Product

Food for all times of the day!

Uncooked sells a variety of healthful and delicious foods and beverages, including: bowls, sushi, overnight oats, smoothies, smoothie bowls, muffins and donuts, cake cups, coffee, and infused/zero-proof cocktails.


un·cooked
the power of plants



Traction

212% Year over Year growth



$1M+ lifetime revenue

$150k+ revenue for Q1 2022

$1.5M run-rate for 2022

$10M forecasted run-rate by 2024

55+%
of revenue is
digital

2k+ total app downloads
80% of app orders for pick-up
members order 1.5 times/week
3k+ unique digital orders
90% patron retention
*Numbers since June 21, 2021



In the news



◀ **Sesame Noodle Bowl at Uncooked**

Ed Tinoco
Next Restaurant

"The creamy almond-based sauce adds rich umami notes to the kelp noodles. It's the kind of flavor that you rarely see at fast-casual spots these days."
210 N. Carpenter St., West Loop

ED TINOCO

CHICAGO
MAGAZINE

Executive Chef of Michelin Star Restaurant 'Next', Ed Tinoco's favorite take-out







Customers

Identifying our demographic

Customer Values

health-minded
digitally native
curious
conscious
desire to return to source



"I am a meat eater. I've been



trying to cut carbs, and eat healthier. I ordered uncooked today, and **WOW**. It was like I was eating art."
-Jim

I **LOVE** un•cooked: I'm so thrilled that I can order healthy and affordable food that just so happens to taste amazing!"
-Francesca

—

Customer breakdown



un•cooked loyalty

1.4 orders per week
90% retention rate

customer value

$28 avg order value vs $12 (national avg)
$2,000+ lifetime value
$6 acquisition cost

Business Model

4 revenue channels

Pitch text



1 physical locations

2 direct to consumer

3 partnerships

4 b2b

1. Physical locations

us vs our competition

embodiment of our brand
conscious
relationship builder
center of our community
zero waste

cost of goods sold	22% vs 35%
build out costs	~$500k vs $1.5m+
order fulfillment	digital, in-store, last mile
labor costs	20% vs 30%+
margins	15+% vs 2-3%

2. Direct to consumers

1-day delivery
capture a whole market

cogs	22%
distribution cost	30%
delivery	1 day or same day
marketing cost	50%
labor costs	5%
daily harvest rev	~250M

what's possible

3. Partnerships



	cogs	22%
mission building synergistic scalable risk reducing brand builder experiential	marketing cost	15%
	labor costs	13%
	operating income	35%

4. B2B



nationwide reach unique offering passive revenue brand builder	cogs/distribution	40-50%
	labor costs	0%
	total addressable market	$31B

Market

$74.2B plant-based food market by 2027

Continued aggregate growth ~12% from 2020 to 2027

66% of consumers have increased their spend on fresh food, and 75% are actively looking for healthier food.

80+% of millennials and gen-x expect companies to publicly commit to doing good.

Competition

Un·cooked vs the typical QSR



un·cooked		the rest
55+%	digital order %	16%
~$500k	build out costs	~$1.5m+


b2b, dtc, partnerships
channels
third party, virtual
omnichannel
patron experience
multichannel
15%+
margins
2-3%

—
Comparables


sweetgreen
physical location centric
not profitable
$478.6m raised
DAILY
HARVEST
no physical footprint
very capital intensive &
high cac
not profitable
$77.5m raised
un·cooked
highly scalable
high cltv
clear path to profitability
mission driven

Vision And Strategy

Community growth, and expansion

—
Near Term

- Build out digital infrastructure to offer **1 day shipping.**
- Grow run rate to **$5M.***
- Look for 2 additional locations **informed by our community.**
- Open a 3 **partnership locations.**
- Expand b2b presence in **local grocers and specialty stores.**

**Click here for important information regarding Financial Projections which are not guaranteed.*

—
Medium Term

- Open a new market informed by our **community and robust 1 day ship points.**
- **Florida, Texas, Northeast,** or **California.**
- Flesh out distribution in **advance to national distribution.**

—
Long term

- **National distribution** in all major markets.
- Be the first **omnichannel food business in the USA** offering whole plant-based food at scale!


1 physical locations
2 direct to consumer
3 partnerships
4 b2b
NY
34
MA
19
CT
1
PA
6
NJ
2
MD
5
DC
12
VA
9
IL
9
CO
3
CA
26
GA
2

Come take this omnichannel model nationwide with us!



Funding

Bootstrapped to
prove the concept!

We have a laser focus on doing business the right way, and only bringing people on board that believe in what we are doing.

Founders

Our family



Jeremy
The "Why" CEO

The "Why" CEO

- 10+ years experience in health and wellness
- 3 years in b2b sales with national brands
- Expert in finding win-win-win opportunities

—

Kaitlyn
The "How" CBO

- Spearheads creative vision and branding for uncooked
- Leads the charge for all logistics, planning and packaging
- Leader of the most profitable division of one of the largest corrugated companies in North America

—

Carole
The "What" COO

- 15 years experience as a plant-based Chef
- Highest rated plant-based chef in Chicago
- The creative force behind un-cooked's food
- Sparkplug to our culture

Team	 Jeremy Jones Founder Co-founder of uncooked  Kaitlyn Jones Founder  Carole Jones Founder

Perks	
$150	100 points added to our Uncooked Loyalty Programs for exclusive offers
$500	The $150 perks Early access to new menu and supplement releases 3 months of 20% off all food
$1,000	The $500 perks Investors will receive a $100 credit for every $1,000 invested (up to $5,000). You will also get access to new investor-exclusive, in-culture events
$5,000	The $1,000 perks Early invites to enriching food and cocktail tastings, fitness, nutrition and holistic wellness classes, featuring our dynamic Uncooked community members 25% off supplement regimen with consultation Meal plan subscriptions ($250 value)
$10,000	The $1,000 perks 150 points (250 total) added to our Uncooked Loyalty Program for exclusive offers
$25,000	The $10,000 perks A curated multi-course dining experience with a custom menu for your group of 6
$50,000	The $5,000 perks Meal plan subscriptions $250 value ($500 total) Annual investor party Founder Dinner with Flight to Chicago and Hotel

FAQ		
	What must I do to receive my equity or cash in the event of the conversion of my Crowd SAFE?	Suppose the Company converts the Crowd SAFE as a result of an equity financing. In that case, you must open a custodial account with the custodian and sign subscription documentation to receive the equity securities. The Company will notify you of the conversion trigger, and you must complete necessary documentation within 30 days of such notice. If you do not complete the required documentation with that time frame, you will only be able to receive an amount of cash equal to (or less in some circumstances) your investment amount. Unclaimed cash will be subject to relevant escheatment laws. For more information, see the Crowd SAFE for this offering. If the conversion of the Crowd SAFE is triggered as a result of a Liquidity Event (e.g. M&A or an IPO), then you will be required to select between receiving a cash payment (equal to your investment amount or a lesser amount) or equity. You are required to make your selection (and complete any relevant documentation) within 30 days of such receiving notice from the Company of the conversion trigger, otherwise you will receive the cash payment option, which will be subject to relevant escheatment laws. The equity consideration varies depending on whether the Liquidity Event occurs before or after an equity financing. For more information, see the Crowd SAFE for this offering.
	How do I earn a return?	We are using Republic's Crowd SAFE security. Learn how this translates into a return on investment here.



Republic

Company Name	Uncooked
Logo	un·cooked
Headline	The un-restaurant: an omnichannel plant-based food company
Slides	



Tags	Women Founders, Bootstrapped, B2B, $500K+ revenue, Companies, Crowd SAFE, Coming Soon, Nutrition, Food, B2C
Pitch text	**Summary** • 100% whole plant-based food, chef crafted, and zero waste

- 212% growth YoY
- $1M+ in lifetime sales
- Projecting $5M run rate by 2023
- 55% of revenue comes from digital channel
- 5 stars across all review platforms

Problem

The typical Quick Serve Restaurant (QSR) is:

low margin
3-5%
avg restaurant
gross profit

high waste
22-33B lbs
of food waste is generated
by restaurants every year

toxic
1100cal
average
fast food meal

high turnover
144%
average
turnover rate



Solution

Imagine a world where you can make a selfless choice by making a selfish one

Un·cooked is a plant-based food company revolutionizing the way people consume healthy food.

Unlocking the power of plants to transform our collective well-being, our communities, and the planet.

Come feed tomorrow with us!


un·cooked
the un·restaurant

—
Mission driven
Omnichannel
Experiential
Return to source
—


restaurant comes from the french root word restaurer, which means to restore.
we aim to bring our industry back to its roots.

Product

Food for all times of the day!

Uncooked sells a variety of healthful and delicious foods and beverages, including: bowls, sushi, overnight oats, smoothies, smoothie bowls, muffins and donuts, cake cups, coffee, and infused/zero-proof cocktails.



Traction

212% Year over Year growth



$1M+ lifetime revenue

$150k+ revenue for Q1 2022

$1.5M run-rate for 2022

$10M forecasted run-rate by 2024



55+%
of revenue is
digital

2k+ total app downloads
80% of app orders for pick-up
members order 1.5 times/week
3k+ unique digital orders
90% patron retention
*Numbers since June 21, 2021

In the news

Sesame Noodle
Bowl at Uncooked
Ed Tinoco
Next Restaurant

"The creamy almond-
based sauce adds rich
umami notes to the kelp
noodles. It's the kind of
flavor that you rarely
see at fast-casual
spots these days."
210 N. Carpenter St.,
West Loop

CHICAGO
MAGAZINE
Executive Chef of Michelin
Star Restaurant 'Next',
Ed Tinoco's favorite take-
out

Chicago Tribune   **THE INFATUATION**   BLOCK Club CHICAGO   TimeOut   CHICAGO'S VERY OWN WGN9

Customers

Identifying our demographic

Customer Values

health-minded
digitally native
curious
conscious
desire to return to source



"I am a meat eater. I've been trying to cut carbs, and eat healthier. I ordered uncooked today, and WOW. It was like I was eating art."
-Jim

"I LOVE un·cooked! I'm so thrilled that I can order healthy and affordable food that just so happens to taste amazing!"
-Francesca

—

Customer breakdown



un·cooked loyalty
1.4 orders per week
90% retention rate

customer value
$28 avg order value vs $12 (national avg)
$2,000+ lifetime value
$6 acquisition cost

Business Model

4 revenue channels



1. Physical locations

embodiment of our brand
conscious
relationship builder
center of our community
zero waste

us vs our competition

cost of goods sold	22% vs 35%
build out costs	~$500k vs $1.5m+
order fulfillment	digital, in-store, last mile
labor costs	20% vs 30%+
margins	15+% vs 2-3%

2. Direct to consumers

1-day delivery
capture a whole market

cogs	22%
distribution cost	30%
delivery	1 day or same day
marketing cost	50%
labor costs	5%
daily harvest rev	~250M

what's possible

3. Partnerships



mission building synergistic scalable risk reducing brand builder experiential		
cogs	22%
marketing cost	15%
labor costs	13%
operating income	35%

4. B2B



nationwide reach unique offering passive revenue brand builder		
cogs/distribution	40-50%
labor costs	0%
total addressable market	$31B

Market

$74.2B plant-based food market by 2027

Continued aggregate growth ~12% from 2020 to 2027

66% of consumers have increased their spend on fresh food, and 75% are actively looking for healthier food.

80+% of millennials and gen-x expect companies to publicly commit to doing good.

Competition

Un·cooked vs the typical QSR


un•cooked
the rest
55+%
digital order %
16%
~$500k
build out costs
~$1.5m+
b2b, dtc, partnerships
channels
third party, virtual
omnichannel
patron experience
multichannel
15%+
margins
2-3%

Comparables


sweetgreen
physical location centric
not profitable
$478.6m raised
DAILY HARVEST
no physical footprint
very capital intensive &
high cac
not profitable
$77.5m raised
un·cooked
highly scalable
high cltv
clear path to profitability
mission driven

Vision And Strategy

Community growth, and expansion

Near Term

- Build out digital infrastructure to offer **1 day shipping.**
- Grow run rate to **$5M.***
- Look for 2 additional locations **informed by our community.**
- Open a 3 **partnership locations.**
- Expand b2b presence in **local grocers and specialty stores.**

**Click here for important information regarding Financial Projections which are not guaranteed.*

Medium Term

- Open a new market informed by our **community and robust 1 day ship points.**
- **Florida, Texas, Northeast,** or **California.**
- Flesh out distribution in **advance to national distribution.**

Long term

- **National distribution** in all major markets.
- Be the first **omnichannel food business in the USA** offering whole plant-based food at scale!


1 physical locations
2 direct to consumer
3 partnerships
4 b2b
Come take this omnichannel model
nationwide with us!

Funding

Bootstrapped **to prove the concept!**

We have a laser focus on doing business the right way, and only bringing people on board that believe in what we are doing.

Founders

Our family



Jeremy

The "Why" CEO

- 10+ years experience in health and wellness
- 3 years in b2b sales with national brands
- Expert in finding win-win-win opportunities

—

Kaitlyn

The "How" CBO

- Spearheads creative vision and branding for uncooked
- Leads the charge for all logistics, planning and packaging
- Leader of the most profitable division of one of the largest corrugated companies in North America

—

Carole

The "What" COO

- 15 years experience as a plant-based Chef
- Highest rated plant-based chef in Chicago
- The creative force behind un·cooked's food
- Sparkplug to our culture

Team

	Jeremy Jones	Founder	Co-founder of uncooked
	Kaitlyn Jones	Founder	
	Carole Jones	Founder	

Perks

$150	100 points added to our Uncooked Loyalty Programs for exclusive offers
$500	The $150 perks Early access to new menu and supplement releases 3 months of 20% off all food
$1,000	The $500 perks Investors will receive a $100 credit for every $1,000 invested (up to $5,000). You will also get access to new investor-exclusive, in-culture events
$5,000	The $1,000 perks Early invites to enriching food and cocktail tastings, fitness, nutrition and holistic wellness classes, featuring our dynamic Uncooked community members 25% off supplement regimen with consultation Meal plan subscriptions ($250 value)
$10,000	The $1,000 perks 150 points (250 total) added to our Uncooked Loyalty Program for exclusive offers
$25,000	The $10,000 perks A curated multi-course dining experience with a custom menu for your group of 6
$50,000	The $5,000 perks Meal plan subscriptions $250 value ($500 total) Annual investor party Founder Dinner with Flight to Chicago and Hotel

FAQ

What must I do to receive my equity or cash in the event of the conversion of my Crowd SAFE?

Suppose the Company converts the Crowd SAFE as a result of an equity financing. In that case, you must open a custodial account with the custodian and sign subscription documentation to receive the equity securities. The Company will notify you of the conversion trigger, and you must complete necessary documentation within 30 days of such notice. If you do not complete the required documentation with that time frame, you will only be able to receive an amount of cash equal to (or less in some circumstances) your investment amount. Unclaimed cash will be subject to relevant escheatment laws. For more information, see the Crowd SAFE for this offering.

If the conversion of the Crowd SAFE is triggered as a result of a Liquidity Event (e.g. M&A or an IPO), then you will be required to select between receiving a cash payment (equal to your investment amount or a lesser amount) or equity. You are required to make your selection (and complete any relevant documentation) within 30 days of such receiving notice from the Company of the conversion trigger, otherwise you will receive the cash payment option, which will be subject to relevant escheatment laws. The equity consideration varies depending on whether the Liquidity Event occurs before or after an equity financing. For more information, see the Crowd SAFE for this offering.

How do I earn a return?

We are using Republic's Crowd SAFE security. Learn how this translates into a return on investment here.

Pre-Launch Email 5/5

Hi ___,

Uncooked has experienced tremendous growth since our initial launch in 2020, overcoming adversity in the heart of the pandemic. We attribute that to *you*, our loyal community that loves our whole, plant-based foods and share in our mission to transform the world through plants. Our commitment to fostering joy by creating memorable experiences has allowed us to deliver:

- 212% growth YoY
- $1m+ lifetime sales
- $5m run rate by 2023
- 5 stars across all review platforms

To keep the momentum going, we are launching an investment campaign with Republic. Only <1% of companies are accepted to the Republic platform so we know we are doing something right and are honored to have made the cut. With over 1,000,000 members and 265+ portfolio companies, Republic has raised over $400,000,000 through venture capitalist, angel investors, accelerators, users, customers, partners and supporters just like you.

This venture has been our tireless and rewarding pursuit for the past couple years, and we wouldn't be where we are today without you. That's why we are opening up the first round of fundraising exclusively to our Uncooked community before the public launch on May 12th, 2022. Whether you decide to invest $1 or $100,000,000, we'd love to have you join this exciting journey and share in the success that is to come.

Let's revolutionize the way people consume healthy food *together*; to elevate our collective wellbeing, our communities, and the planet.

Visit the Uncooked Republic Profile to learn more about this opportunity and submit your reservation before the campaign officially launches! If you have any questions please don't hesitate to reach out.

Thank you for all you do,

Jeremy, Kaitlyn and Carole Jones

Disclaimer: With regard to communications by an issuer on the Site to gauge interest in a potential securities offering pursuant to the Regulation CF exemption from the registration requirements of the Securities Act, including opportunities to "reserve" securities as indications of interest in the potential offering, please note that pursuant to Regulation Crowdfunding Rule 206 (i) that no money or other consideration is being solicited thereby, and if sent in response, will not be accepted, (ii) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through a registered intermediary's platform, (iii) any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of its acceptance is given after the Form C is filed, and (iv) an indication of interest is non-binding and involves no obligation or commitment of any kind.

Hey ,

I hope you've been well and thriving in 2022. I have some really exciting news to share and an opportunity I think you'd appreciate. We recently applied to feature un·cooked on Republic, a crowdfunding investment platform, and were in the 1% of applicants that were chosen to participate. This was a significant accomplishment for us and further confirmation of our belief that we have something special atun·cooked: our mission to transform the world through plants resonates well beyond 210 N. Carpenter St.

Rather than rely entirely on traditional investment vehicles, this allows us to fuel growth with our un·cooked family that has provided unwavering support over the course of our journey through the pandemic.. We are community first in everything we do, so it's exciting to be a part of this revolutionary approach of democratizing the investment market.

I would like to personally invite you to visit our campaign page (link), and consider supporting in any of the following ways:

- Share this email! Pass along this amazing opportunity to those in your network that may be interested, love un·cooked, or are intrigued by this new approach to investing.
- Post on social media. Share our campaign page (link) on LinkedIn, Facebook, Twitter or IG.
- Invest with us. Visit our campaign page (link) to complete your investment of $150 or more to build the future of un·cooked with us.
- Ask away! If you want to learn more don't hesitate to reach out. You can contact me directly at jeremy@eatuncooked.com or go to the campaign page and leave questions in the comments section. We are happy to chat.

Thank you once again for being such an important part of my journey and bringing great energy to our store and to this venture. We are excited to partner and keep the momentum going. I look forward to sharing more on this Republic journey. It's going to be fun!

With Love and Integrity,

Jeremy